SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 October 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Announces Domestic Debt Roadshow
2004 International Roadshow presentation - Merrill Lynch conference New York
Telstra Buy-Back Tender 2004 Booklet
Telstra achieves broadband milestone
Telstra Corporation Limited – 04/05 First Quarter Market Update
Offer from King Win Laurel International Limited
Resignation of Sensis Chief Executive Officer
Telstra to launch $NZ bond
Government announce it will not participate in Telstra’s proposed share buy-back
Chairman and Chief Executive Officer’s presentations
Results of Annual General Meeting

Media Release

1 October 2004	326 /2004

Telstra Announces Domestic Debt Roadshow

Telstra today announced plans to conduct domestic debt investor roadshows in Melbourne, Sydney and Brisbane from 3-5 November, 2004, in preparation for a possible $A500 million 8 -11 year long-term borrowing.

The roadshow presentations will be conducted by Telstra’s Chief Financial Officer, Mr John Stanhope, and Telstra’s Corporate Treasurer, Mr Cliff Davis and target key institutional investors.

Mr Stanhope said the proposed borrowing would mark Telstra’s return to the $A market after an absence of two to three years and follows a successful EUR 500m 10 year issue completed in July.

“The domestic market is an important element of Telstra’s globally diversified funding strategy and is becoming increasingly competitive with the Euro and $US markets in terms of price, maturity and liquidity,” Mr Stanhope said.

Mr Stanhope said the increasing integration of the domestic and offshore $A debt capital markets had improved market depth and resilience and enhanced the attractiveness of the $A as a core funding currency.

Mr Stanhope added that a new long term borrowing would extend Telstra’s well-established yield curve and demonstrated the company’s commitment and confidence in the $A market as a reliable and efficient funding source.

The proceeds of the issue would be used for general corporate funding purposes and to refinance maturing long-term debt.

Telstra has appointed Westpac Institutional Bank, National Australia Bank, RBC Capital Markets and TD Securities to arrange the roadshows and manage the proposed issue.

Telstra is rated A+ (S&P), A1 (Moody’s) and A+ (Fitch) and all ratings have a stable outlook.

Telstra Media Contact
Angela Martinkus
Telstra Media Relations
Tel: 039634 5611
Mobile: 0408 997 420

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

2004 International Investor Roadshow
Telstra Corporation Limited 2004 International Investor Roadshow “A Progressive Incumbent Telco” Ziggy Switkowski Chief Executive Officer Page 1 Highlights of 2003/04 Record Profit & -NPAT $4.1b (+2%) Strong Free Cashflow -FCF (excluding asset sales / acquisitions) $4.8b (+20%) -New financial parameters Capital Management Initiatives — Increased Ordinary Dividend (13cps final, +8.3%) — 3 year $1.5b p.a. program announced Improved Domestic Revenue Growth -Stronger 2nd Half momentum +3% -Trading Post integration proceeding smoothly Recent Acquisitions on Track -KAZ Group performing to expectations -Damovo and PSINet acquisitions recently announced REACH financial re-structure -REACH on a stronger footing going forward Telstra’s fundamentals are strong Page 2

Telecommunications is a Growth Industry Consumer Comms Spend as Share of HDI 3.0% Consumer Comms Spend 2.5% as Share of HDI since 1998 2.0%
June 1998 2.09% 1.5% June 1999 2.17% 1.0% 0.5% June 2000 2.16%
Mar.1962 Mar.1968 Mar.1974 Mar.1980 Mar.1986 Mar.1992 Mar.1998 Mar.2004 June 2001 2.33% June 2002 2.49% — If the consumer market (approx $14b) grows by June 2003 2.60% 5% next year ($700m), Telco share of HDI would only grow 0.1% Sept 2003 2.61% — Equivalent to each household hiring 1 extra Dec 2003 2.60% DVD per month Mar 2004 2.63%
Offering customers value will grow our share of wallet Page 3
Our Strategy
Optimise traditional revenues
- Customer service — Increase utilisation Telstra is — Value Added Services customer driven — Price innovation
- Reduce costs / improve margin
Growth Transformation businesses 21st Century -Broadband IP Network -Wireless — Advertising
Services + Relationships + Efficiency = Profitable Growth Page 4

2

A Progressive Incumbent Telco
So far in 2004:
Broadband Penetration –Telstra is forging ahead
Sensis –Telstra directories evolving into advertising 3G Infrastructure sharing –Telstra is leading the industry Managed services –Telstra is adding value through KAZ acquisition
VoIP deployment –Telstra leads the Australian market
Telstra is pro-active, not reactive Page 5
Broadband Taking Off
900,000 800,000 700,000 600,000 500,000 400,000 No of broadband subscribers 300,000 200,000
100,000
0 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04
On target to reach 1 million SIO’sahead of plan

3

A paradigm shift is underway Yesterday Tomorrow Fixed network Broadband
Ubiquitous and services everywhere wireless
Mobile network and services IP NETWORK
Internet network PSTN Multi-access and services access innovative devices
The shift to IP is being managed effectively Page 7
Telstra’s Broadband Access Networks –Fixed and Wireless
=< 2-3Mbit/s =<512kBit/s
Satellite www Wireless NETWORK BigPond =< 1.5 Mbit/s ADSL ISP 2 HFC =< 6Mbit/s ISP n PayTV FTTP =< 128Kbit/s
=< 622Mbit/s ISDN BigPond Wholesale
2G 2.5G 3G Future Possibilities GPRS WCDMA Wireless GSM HSDPA 3GSM Under strategy study Networks Flarion trial underway Evolution 1xEVDO 1xEVDO Flarion, CDMA 1xRTT
Rev 0 Rev A WiMax etc Operating Operating Deployments Commenced

4

Integrated Consumer Communications Vision Household services Personal solutions Access Line Pay TV & Video My Identity My Payments Narrowband, on Demand Consistent Control, view Broadband Media server and easy access and pay for to all my my services services Home Network Possibly Utilities options (Water, Gas, My Info & My gateway, Electricity) Entertainment Communications firewall, Retail or Resale Source, store, Manage and wireless LAN (future option) view and share control how my information I communicate Home Security Monitoring & My Calendar Automation & Address Book Control, view Building stronger and share Customer relationships my life Page 9 Business & Government Segment – Evolving from Carriage to Services TB&G Product Revenue Mix Carriage Carriage, Solutions Business & Services Business Services Services 20% Grow our capability in ICT Services to respond to customer demand. Services 7% Solutions key solutions defined within Business and Government strategic growth initiatives Carriage and Major Drivers Carriage and of Change Carriage Solutions Solutions Customer demand, Manage the business for cash flow 93% continuing IP 80% migration & further Culture price erosion in A cultural change program to manage the carriage business transition 03/04 Indicative number only 06/07
B&G markets have evolved, so has Telstra Page 10

5

Improving Customer Satisfaction % Within Target (Customer Service Guarantee) Improving Customer Satisfaction Activation -Performance Levels Assurance -Performance Levels
100% 100% Trend 90% 90% Trend % Within Target 80% % Within Target 80% 70% (Customer Service Guarantee) 70% (Customer Service Guarantee) 60% 60% Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04
Dropout Rate -CDMA & GSM Mobile 3.0
2.5 CDMA 2.0
1.5 GSM % Call Dropout 1.0 0.5
0.0 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04
Improved customer service is our top commercial priority Page 11
Telstra’s Market Share Remains Strong
Basic Access Local Domestic LD International LD 16% 18% (14%) (16%) 75% 74% 65% 52% (76%) (53%) (78%) (66%)
Sensis Advertising Mobile Data Subscription TV (main media) 13%
46% 64% 58% (46%) (63%) (57%)
Narrowband Broadband Internet & IP Telstra share 26% (25%) 37% 42% 39% Other (23%) (46%) (39%) Resold
Full Service Model is a competitive advantage Source: Product Management estimates 03/04, prior year estimates 02/03 in brackets ( )

6

Regulatory Issues Mobile Federal Election Termination Price Caps October 9th Pricing Review September December 2004 2004 Broadband Final decision USO Competition on access Costing Notice undertakings Regulatory issues being proactively managed Page 13 Underlying Results ($ billions except EBITDA Margin) FY 03 FY 04%
Sales Revenue 20.5 20.7 1.0 Underlying Domestic Sales Revenue 18.7 19.2 2.4 Operating Expenses 10.8 10.6 (1.4) EBITDA 10.0 10.3 3.0 EBIT 6.6 6.7 2.1 NPAT 4.1 4.2 2.0 EBITDA Margin (%) 48.8 49.8 1.0 Domestic Operating Capex 3.2 2.9 (8.9) Free Cash Flow 4.0 4.8 20.2 Steady improvement across key financial metrics

7

Margin Performance Over Time
51 50 % n 49 i g r a m 48 A 47 D T I 46 B E g n 45 i y l 44 r e d n 43 U 42 41
1998 1999 2000 2001 2002 2003 2004 Year
Our underlying margins * Excludes asset sales and writedowns have improved* Page 15 Incumbent Telco comparison Revenue Growth Return on Equity
Singtel BT Deutsche TCNZ
TCNZ TELSTRA BT SingTel TELSTRA SBC Bell South Swisscom SwissCom Bell South Verizon AT&T France Telecom Sprint Telecom Italia Verizon SBC Telecom Italia Sprint Qwest Deutsche AT&T Vodafone
-10% -5% 0% 5% 10% 15% 20% -20% -10% 0% 10% 20% 30% 40% 50% 60%
Solid performance Source: Bloomberg versus peers Page 16

8

Effective Capital Management —EPS improvement to 32.4cps (+2.2%) FY 04 $4,801m —ROE improvement to 27% (+3%) FY 03 $3,995m +19% CAGR —Net Gearing 42% FY 02 $3,685m Free FY 01 $2,834m cashflow Credit ratings: LT Outlook FY 04 $3,186m $1,000m S&P A+ Stable FY 03 $2,959m $386m Moody’s A1 Stable +11% FY 02 $2,831m CAGR Fitch A+ Stable Shareholder
FY 01 $2,315m
returns Ordinary Special Buy Back Significant cash returns for shareholders Page 17 Outlook Priority is domestic operations and customer service improvement Positive revenue growth towards industry growth rates in 2006 Underlying operating margins maintained Domestic capex will be around $3.0 billion (excluding 3G) Bolt-on acquisitions must meet strict financial criteria Emphasis on free cash flow and capital returns to shareholders Company financial focus: profitable revenue, margin & cash flow Page 18

9

Supplementary Information

Financial Highlights
-Domestic Sales Revenue 2.4% -H2 improvement Business -Internet & IP Revenue 24%, Broadband SIOs 122% Growth -Mobile Services Revenue 7%, SIOs 16%
- Sensis Revenue (ex Trading Post Group) 7% Cost -Underlying Operating Expenses 1.4% Management -Margin Growth: Underlying EBITDA margin 49.8% — Investment in service and growth
-Free Cash Flow 20% to $4.8b Capital -Domestic Operating Capex $2.9b Management
- Final Ordinary Dividend 8% to 13cps — 3 Yr $1.5b p.a. Capital Management Program
Strong free cash flows supporting capital management program Page 20

10

Underpinned by Strong Free Cash Flows Free Cash Flow funding operations with modest movement in Net Debt Free Cash Flow Net Debt Movement +$195m
18000 $4,801m 16000 FY 04 14000 12000 FY 03 $3,995m 10000 8000 6000 FY 02 $3,685m 4000 2000 0 Net Debt FY 03 Shareholder Corporate Free Cash FY 04 Returns Activity Flow
FY 04 $11,167m
FY 03 $10,972m -$1.1b reduction in net debt over 2 years FY 02 $12,268m
Free cash flow generation provides flexibility Page 21
Reported Results
($ billions except EPS & DPS) FY 03 FY 04 % Sales Revenue 20.5 20.7 1.2 EBIT 5.7 6.6 14.6 NPAT 3.4 4.1 20.1 EPS (cents) 26.6 32.4 21.8 Ordinary DPS (cents) 24 26 8.3
Record profits and dividends Page 22

11

Underlying Sales
Growth in Revenue from A$M Actual Growth % Movement A$M Mobile Services 3,455 7.1 228
Internet & IP solutions 1,010 23.6 193 Sensis(Advertising/Directories) 1,307 7.4 90 PSTN 7,984 0.9 68 ISDN 927 (2.5) -24 Specialised Data 1,018 (3.3) -35
Growth in key products Page 23
PSTN Rebalanced Products Continuing to grow PSTN $7,916m +0.9% $7,984m
$280m VAS $259m revenues in an evolutionary $307m International Direct $266m environment $1,162m STD $1,121m Fixed to $1,597m
- Rebalancing $1,517m Mobile — Bundling $1,567m Local Calls $1,504m — Feature penetration $3,083m Basic Access $3,237m — Call completion FY 03 FY 04
Optimising returns from fixed network Page 24

12

Mobile Revenues (includes termination)
$5,066m +7.7% $4,705m $352m Handsets $386m +9.1%
Terminating $1,026m SIO and data growth $995m Revenues Loyalty Bonus $233m driving revenues $97m +7.1%
Mobile Services -Strong growth in CDMA $3,455m -Increased Prepaid focus
$3,227m FY 03 FY 04
Solid performance in increasingly competitive market Page 25 Mobiles Subscriber Base Changing Mobile SIOs (000s) 202
- Increasing portion of 2,574 2,900 2,288 Prepaid 1,963
prepaid base
- Lower blended ARPUsPostpaid 4,1354,281 4,411 4,502 -Alignment of
1H 03FY 031H 04 FY 04 deactivation criteria, 80 Mobile ARPUs per month ($) additional 202,000 SIOs (excludes terminating) Postpaid included in Prepaid 60
Total 40
- Mobile Data Prepaid 20 ARPU +18% 0
1H 03 FY 03 1H 04 FY 04
Mix changing from penetrating lower end of market Page 26

13

3G Infrastructure Sharing with Hutchison -Signed Heads of Agreement 4 August -Cost A$450m over 3 years for 50% share of Radio Access Network —Additional approx A$200m for Core network & RAN expansion -Access to Hutchison Whampoa’s global handset sourcing -Separate consumer branded 3G offerings -Deal Subject to: —ACCC informal clearance —Signing of long form agreements - expected November 2004 Strategic alliance is capital efficient Page 27 3G Network Share –How it Works Services Messaging Billing Content Messaging Billing Content and Support Systems Voice & Video Data Voice & Video Data Switch Switch Switch Switch Core Shared Radio Controller Radio Access Network Base Station Page 28

14

Mobile Data Data as a proportion of revenue 40.0%
Ovum Research as at end Dec *Forecast 35.0% 2003 2004* Our strategy:
30.0% 25.0% -Greater customer 20.0% relevance
15.0% 10.0% -Broader content 5.0% 0.0% -More delivery US China Italy Spain Korea UK Japan
Hong Kong Finland Australia Denmark New Zealand Ireland Singapore Germany Philippines platforms
INCREASED: EDUCATION • Penetration HANDSETS CUSTOMER • Usage Low Data & CONTENT DESIRE • Revenues Uptake Australia today Future Opportunity
Opportunity to grow education is critical Page 29 Strong Growth in Broadband Broadband Revenue ($m) — H2 Stats: +59% — 46% Net adds Retail 416 261 — ARPU — Retail $71 FY 03 FY 04 — ARPU — Wholesale $46
803 Broadband — BigPond retail market Subscribers (000s) share 42% 379 507
- Minimal impact on 361 220 Dial-up base 245 121 Wholesale 57 424 240 287 Retail 188 Competitive plans 1H 03 FY 03 1H 04 FY 04 stimulating take up Page 30

15

Broadband Drives Online Commercial Activity
Percentage change in usage in first 4 weeks post moving from dial-up to broadband 100% 91%
62% 50% 47% 37% 37% 39%
23% 15% 0% Search Online Online Paying bills Online Online Yellow Pages® Share engines banking shopping classifieds auction OnLine site trading (non grocery) sites sites
Source: Roy Morgan Single Source Australia, January 2003 –December 2003. Surveyed users. Note: sites covered in accordance with those sites listed in each category by Roy Morgan Research.
Doing business online is increasingly important Page 31
Sensis -Advertising and Directories
$1,307m +7.4% Print $1,217m $91m Online/Other $64m — Full/Half/Qtr page ads $237m White Pages $210m
- New local directories Print -Regional colour Yellow Pages $979m Online $943m
Print
- Increasing paid customer base FY 03 FY 04
Innovation driving growth Page 32

16

Sensis business structure and strategy
Implementing and evolving a clear strategy for growth
Domestic Business Local Advertising M&A Services M&A
Establish and grow Sensis Search sensis.com.au / sensis®1234 / Sensis Wireless
Local Advertising Brands Business Services Yellow Pages® Trading Post® Future
Invizage Technology White Pages® AutoTrader™ channel Location & Navigation CitySearch® JustListed ™ Whereis® Zest for life Business Information Services Growth through search and M&A MediaSmart® Print Online Voice Wireless iTV
Integrate, expand and grow the core business Page 33 Sensis –Trading Post Acquisition The BusinessProgress to date — An icon in Australian classifieds -Business intimately understood
- Print and online general, -FY 04 financial target delivered automotive and collectibles
- Cross selling and product — Acquired March 2004bundling in place — Consideration A$636m — Sensis Classifieds formed
- A high performance business -National structure — Local sales and production — Significant synergy and growth opportunities: -Sales resources and — Expected A$64m EBITDA FY 2005 technology enhanced
Growth synergies expected to deliver continued double digit performance Page 34

17

Service Solutions – KAZ Acquisition — Acquired July 2004 — Consideration A$333m
BPO Processes driving IT -Significant synergy and and data growth opportunities:
demand TELSTRA ICT Solutions -Substantial benefits
IT consulting, systems expected from FY07 integration, IT outsourcing & processing, network integration, KAZ VOIP, ASP, Hosting -Detailed implementation Value Added Datacom Services program in place Managed data networks, IP VPN — Sales engagement model Infrastructure / Network Services agreed Voice, Data, Internet / IP and Mobile networks — Sales teams working together in market Combined capabilities provide a strong platform for growth Page 35
Underlying Operating Expenses
$10,753m -1.4% $10,603m $84m Equity $78m Labour flat Accounted -Pay increases absorbed $3,204m losses $3,204m
-Service related overtime/casual Goods & Services Purchased -4.0%
-Lower Reach network payments $3,550m -Excl Reach impact growth 1.4% $3,409m
- Higher domestic network payments — Pay TV bundling
-Reduced NDC construction activity Other operating exp. -0.1% $3,915m $3,912m
- Efficiency gains — Investment in service and growth
- Other non recurring impacts in both years largely offsetting FY 03 FY 04 Continued cost focus allowing investment in service and growth Page 36

18

Cost Drivers
$10,753m Non recurring/Non controllable e.g. $10,603m
- Prior Year Cable recovery — REACH pricing — CSL FX Investment in:
- Service Total $313m — Growth $10,330m — Customer Commercial Initiatives Retention NDC integration TTIP Contract Services IS productivity — Cost pressures Six Sigma $10,017m
FY 03 Base Cost Upward FY 04 changes Savings Drivers
Targeted cost reductions on track investing in service and growth Page 37
Capital Expenditure
Core Capex allocations remain tight ... Growth in D&A
to slow from FY 05 ($m) $3,177m -9% $117m $2,895m Domestic Capex 5,000 Compliance $109m 4,000 $1,576m Customer Demand $1,466m 3,000
Asset $464m Lifecycle Mgt 2,000 Depreciation & $415m Amortisation (ex goodwill) $399m Efficiency $256m 1,000 Retention $196m $311m New $310m $453m Revenue Growth 0 FY 98 FY 00 FY 02 FY 04 FY 03 FY 04
Capital allocation process driving targeted capex spend Page 38

19

Key International Operations HK$m Key Financials NZ$m Excludes intercompany Excludes intercompany FY 03 FY 04 FY 03 FY 04 FY 04 standalone 4,224 4,022 Total revenue 615 652 692 1,614 1,293 EBITDA 91 119 154 770 477 EBIT (70) (33) 2
- Increasingly competitive market -Corporate customer wins — One-offs impacting FY 03 EBITDA HK$234m -Leadership in IP
Hong Kong’s most profitableEBIT positive mobile businesson standalone basis — Shareholders buy bank debt of US$1.2b for US$311m — Fully provided for US$155.5m loan to REACH — A stronger footing –but environment remains difficult
Page 39
Capital Management Program
3 Year Capital Management Program $1.5b Distribution FY05 Planned -$750m buyback
Special Dividend $750m Format of
distribution —Timing subject to to be approvals, expected
determined $1.5b $1.5b completion Dec 04
Buyback $1b -Planned $750m $750m Special Dividend
-6 cps Fully Franked FY 04 FY 05 FY 06 FY 07 —Paid with 04/05
Interim Dividend Sustainable medium term program in place Page 40

20

Target Financial Parameters % 1. Payout Ratio (Ordinary Dividends Declared) % 2. Gearing –Net Debt
Weaker 55 Weaker 100 Target Zone 45 -55% 50 Target Zone 80% 80 45 60 40
40 Stronger 35 Stronger FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Times 3. Interest Cover –EBITDA/ Net Int Exp Times 4. Debt Servicing – Net Debt/EBITDA 15 Stronger 2.0
Target Zone greater than 8 times Weaker 1.7
10 Target Zone 1.3 – 1.7 times 1.4 1.1 5 0.8
0 0.5
Weaker Stronger FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Target parameters provide flexibility for the future Page 41
Telstra –A Strong Performer
- Telstra has an impressive dividend yield, ROIC,
9 EBITDA 8 Korea Telecom — 14th largest telco globally 7 AT&T
6 (Ba1)
by market capitalisation British TELSTRA 5 TelecomTCNZ SBC — Strong Free Cash Flows 4 Verizon Bell South 3 Telefonica — Fully integrated model Sprint
(Moviles) SingTel 2 France — Robust balance sheet 1 Telekom Vodafone Deutsche NTT Telekom — Rigorous CAPEX Dividend Yield % As at 7 September 2004 0 Baa3 Baa2 Baa1 A3 A2 A1 Aa3 Aa2 Aa1 Rating management Source: Bloomberg
Attractive yield and strong rating Page 42

21

Telstra Buy-Back Tender 2004

Telstra Corporation Limited (ABN 33 051 775 556) Telstra Buy-Back Tender 2004 THIS IS AN IMPORTANT DOCUMENT If you are in any doubt as to the action you should take, please consult a professional adviser.

Key information about the Buy-Back

This booklet provides details of the $750 million share buy-back recently announced by Telstra. The booklet has been prepared to assist you in making an informed decision whether or not to participate in the off-market share buy-back.

The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to Telstra. If you do not wish to participate in the Buy-Back, you do not need to take any action.

Key details

Tender range	$4.05 to $4.65
Capital component	$1.50
% of dividend component that will be fully franked	100%

Important dates

October 2004

Friday, 1 October	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back

Friday, 8 October	Determination of shareholders entitled to participate in the Buy-Back (Buy-Back record date)

Monday, 11 October	Shares quoted ex-entitlement to participate in the Buy-Back on the NZX

Wednesday, 20 October	Telstra First Quarter Market Update

Monday, 25 October	Tender Period opens

Thursday, 28 October	Annual General Meeting

Friday, 29 October	Payment date for 2003/2004 final dividend

November 2004

Friday, 12 November	Tender Period closes. Tenders must be received by the Telstra Share Registry no later than 7pm in Australia or New Zealand

Monday, 15 November	Announcement of the Buy-Back Price and the number of Shares bought back

Tuesday, 23 November	Payment by direct credit and mailing of notices commences to successful participants

Telstra does not anticipate changing any of these dates. However, it reserves the right to vary them (including, without limitation, the Closing Date and the Buy-Back Date), without notifying you.

Telstra Buy-Back Tender 2004

Key points

•	The Buy-Back Price may be lower than the price at which you may be able to sell your Shares on-market through the ASX. Telstra expects the Buy-Back Price to be toward the bottom end of the tender range.

•	If your Shares are bought back, part of the Buy-Back Price will be a fully franked dividend.

•	Many shareholders who successfully participate in this Buy-Back will be able to realise a capital loss that can be offset against a capital gain. This is because under the Buy-Back the price at which you will be deemed to have sold your Shares, for CGT purposes, may be less than the price at which you purchased them at (ie. your cost base). Please refer to the tax table in section 2.6 of this booklet and the tax calculator which can be accessed at www.telstra.com.au/communications/shareholder/buyback.cfm for examples of your potential tax consequences.

•	A scale back means that successful Tenders may not be bought back in full because of the excess of shareholders wanting to participate in the Buy-Back, at the given Buy-Back Price. It may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Telstra wishes to buy back.

•	It is currently not known whether the Commonwealth will participate in this year’s buy-back. The Commonwealth did not participate in the 2003 Buy-Back.

•	All shareholders with an entitled registered holding on 24 September 2004 will receive the 2003/2004 final dividend.

Telstra Buy-Back enquiry line

If you have any questions after reading this document, please call the Telstra Buy-Back enquiry line.

Australian register	New Zealand register
8.30am to 5.30pm, Monday to Friday	8.30am to 5.30pm, Monday to Friday
Melbourne time	New Zealand time
1300 305 385 (within Australia)	0800 835 7872 (within New Zealand)
+61 (3) 9615 9199 (outside Australia)	+64 (3) 308 8887 (outside New Zealand)

Telstra Corporation Limited

Key information about the Buy-Back

Main differences to Telstra’s 2003 buy-back

Aspect	Comment	Reference
Size of Buy-Back	This year Telstra is targeting to buy back approximately $750 million worth of Shares, compared to $1 billion last year.	Chairman’s letter

Capital loss under the Buy-Back	A new Tax Determination has been issued by the Commissioner of Taxation under which the capital loss that may arise for shareholders as a result of selling their Shares in the Buy-Back may be reduced. This reduction is the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price.	Section 2.1

Priority Tender	The Priority Tender amount has been increased from 400 last year to 600 this year, as a way of further reducing the impact of a scale back on smaller shareholders.	Section 1.15

What to do?

It is your choice whether you participate in the Buy-Back or not. To ensure that you make an informed decision, you should read through this booklet and consider the details carefully.

☑ If you DO choose to participate

Refer to section 1.22 for details on how to participate.

•	You can choose the lowest price in the range $4.05 to $4.65 at which you wish to have your Shares bought back (your Tender Price).

•	If your Shares are bought back, part of the Buy-Back Price will be a fully franked dividend.

•	If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price for each Share bought back.

•	You will not have to appoint a stockbroker to sell your Shares.

•	If the Buy-Back Price is less than your Tender Price, you will keep your Shares.

☒ If you DO NOT choose to participate

You do not need to take any action.

•	The number of Shares you hold will not change, but you will hold a slightly higher percentage of the total Shares in Telstra.

•	You will receive a slightly larger share of any dividends the Telstra Board declares in the future.

•	You will benefit from any improvement in Telstra’s earnings per share and return on equity.

There is a glossary at the back of this booklet (section 6.1) that identifies important definitions used in this document. Examples of completed Tender Forms are also provided in section 5 of this booklet to assist you in completing your own Tender Form.

Telstra Buy-Back Tender 2004

Telstra Corporation Limited

Chairman’s Letter

Donald McGauchie AO Chairman

Dear shareholder,

On behalf of the Board of Directors, I am pleased to present the next step in Telstra’s ongoing capital management program – an off-market share buy-back of around $750 million.

We announced in June this year that Telstra expects to return $1.5 billion to shareholders each year for the next three years, through special dividends and/or share buy-backs, subject to maintaining the Board’s target financial parameters.

In August, we announced the intention to pay a special dividend of six cents per share, fully franked, to shareholders with the interim ordinary dividend in fiscal 2005, and to undertake an off-market share buy-back of around $750 million.

This booklet has been prepared to assist you in making an informed decision on whether or not to participate in the Buy-Back.

The decision to return capital to shareholders is founded on our strong financial settings and confidence in our future performance. Future cash flows from operations are expected to remain robust.

The high level of interest in our 2003 buy-back, and overall shareholder feedback was a key consideration in deciding on this year’s capital management program. Last year we returned approximately $1.0 billion to shareholders through our first off-market share buy-back. A total of 238.2 million shares were bought back at $4.20 per share, representing approximately 3.7 per cent of Telstra’s non-Commonwealth owned issued capital. Strong shareholder support for the initiative meant that the 2003 buy-back was two and a half times oversubscribed at the $4.20 price, resulting in a scale back of approximately 65.6 per cent. The Commonwealth did not participate in the 2003 buy-back.

This year’s Buy-Back is similar to our 2003 buy-back. However, there are some differences that you should be aware of, including:

•	The tender price range is $4.05 to $4.65, with 7 specified prices to choose from;

•	The opportunity for smaller shareholders to sell their shares into the Buy-Back has been enhanced; and

•	There is a new Taxation Determination under which the capital loss that may arise as a result of selling your shares in the Buy-Back may be reduced.

Full details of the Buy-Back are explained in this booklet. As with Telstra’s 2003 buy-back, for shareholders who sell their shares under the Buy-Back, the Buy-Back price includes a fully franked dividend. For shareholders who decide to retain their shares, the Buy-Back is expected to increase earnings per share.

You do not need to take any action if you do not wish to participate in the Buy-Back. However, I encourage you to read through this booklet and consider the details carefully, so that you can make an informed decision. If you have any doubt as to the action you should take, then I recommend you consult a professional adviser. Yours sincerely

Donald McGauchie AO
Chairman

Telstra Buy-Back Tender 2004

Eligibility to participate and the process

Eligibility to participate

You are eligible to participate in the Buy-Back if Shares are registered in your name on Friday,8 October 2004 and, in accordance with the ASTC Settlement Rules, the Shares confer an entitlement to receive this Invitation.

All shareholders on the Australian register

Issuer Sponsored Holders

If you wish to participate in the Buy-Back, please complete and sign the enclosed orange Tender Form and send it to:

If sending by mail		If delivering in person
from within Australia		Telstra Share Registry
OR
Telstra Buy-Back Tender		C/- ASX Perpetual Registrars Limited
Reply Paid 78462		Level 4, 333 Collins Street
Melbourne VIC 8060		Melbourne VIC 3000
from outside Australia
Telstra Share Registry
Locked Bag 5100
Melbourne VIC 8060
Australia

so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

If you have any questions about completion and processing of your Tender Form, please contact the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199 if you are calling from outside Australia. Otherwise, please contact a professional adviser.

CHESS Holders

If you have a CHESS Holding and you wish to participate in the Buy-Back, contact your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 12 November 2004. The name of your controlling participant as at Friday, 8 October 2004 is printed on the top right of the enclosed red Tender Form. You should check with your controlling participant if they require you to return the Tender Form enclosed with this booklet to them. Do not send your red Tender Form to the Telstra Share Registry.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register of Telstra, you should refer to section 1.22 for details on how to submit your Tender.

Telstra Corporation Limited

1.Details of the Buy-Back and tender process
This booklet invites you to tender your 1 Shares to Telstra in the Buy-Back. It sets out the terms of the Buy-Back and other information to assist you in making an informed decision whether to participate in the Buy-Back. 8

Telstra Buy-Back Tender 2004

This Invitation does not constitute or give rise to a legally binding offer capable of your acceptance. If you tender your Shares in the Buy-Back, you make a formal offer to sell those Shares on the terms and conditions set out in the Buy-Back Documents. If Telstra accepts your Tender, a Buy-Back Contract is formed and your tendered Shares will be sold to Telstra on those terms and conditions.

1.1 What is a buy-back?

A buy-back occurs where a company buys back its own shares. The shares bought back are cancelled, reducing the number of shares the company has on issue.

1.2 Why is Telstra implementing another buy-back?

Telstra has decided to implement another buy-back because it is expected to provide value to remaining shareholders through enhancements to earnings per share and return on equity and it will enable Telstra to maintain a more efficient capital structure.

The Buy-Back is being undertaken as part of the Board’s program of capital management announced on 21 June 2004 and reflects Telstra’s sound financial settings. Telstra’s strong cash flows and balance sheet provide the company flexibility in pursuing new capital investments and bolt-on acquisitions whilst increasing returns to shareholders through capital management initiatives. The Telstra Board believes that the Buy-Back has benefits for all shareholders, whether or not they participate in it.

1.3 What are the advantages of a tender process?

Telstra is conducting the Buy-Back by way of a tender process.

The advantages of the tender process include the following:

•	participation in the Buy-Back is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. You are able to:

– choose whether to tender your Shares in the Buy-Back;

– choose how many (if any) Shares to tender;

and – choose your Tender Price;

•	your Tender Price is the lowest price you will receive for each Share bought back. If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back;

•	all eligible shareholders have an equal opportunity to participate in the Buy-Back;

•	the Buy-Back will enable Telstra to pay a fully franked dividend as part of the Buy-Back Price; and

•	shareholders do not have to appoint a stockbroker to sell their Shares in the Buy-Back.

Further details of the tender process are set out in sections 1.9 – 1.18.

1.4 Am I entitled to tender Shares in the Buy-Back?

You are entitled to tender Shares which are registered in your name on Friday, 8 October 2004 and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after Friday, 1 October 2004 do not confer an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet. If you hold TESOP 97 Shares or TESOP 99 Shares on Friday, 8 October 2004 and repay your relevant TESOP Loan by 5pm Friday, 5 November 2004, then the maximum number of Shares you are entitled to tender in the Buy-Back may be higher (see section 1.5).

1.5 Am I entitled to tender TESOP Shares in the Buy-Back?

If you are a current or former employee of the Telstra Group and you hold TESOP 97 Shares or TESOP 99 Shares, you are entitled to participate in the Buy-Back in respect of those Shares if you:

(a)	are on the TESOP sub-register on Friday, 8 October 2004; and

(b)	ensure the Telstra Share Registry receives a cheque for repayment of your TESOP Loan for either your TESOP 97 Shares or your TESOP 99 Shares (or both) by 5pm, Friday, 5 November 2004 so that you exit the relevant TESOP Scheme(s).

For further information on participation in the Buy-Back in respect of your TESOP Shares, please refer to the TESOP Participation Letter sent to you with this booklet.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

If you have not yet received a TESOP Participation Letter and you are interested in participating in the Buy-Back, or if you have any other queries about tendering your TESOP Shares, please contact the TESOP enquiry line on 1300 303 199 (within Australia) and + 61 (3) 9615 9889 (outside Australia).

1.6 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back.

1.7 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you will hold a slightly larger percentage of the total Shares in Telstra after the Buy-Back is completed. As a result, and unless you subsequently sell some of your Shares, you will receive a slightly larger share of the total amount of any dividends declared by the Telstra Board in the future. You will also benefit from any improvement in earnings per share and return on equity.

1.8 Will the Commonwealth participate in the Buy-Back?

At the time Telstra released the full details of the Buy-Back (27 September 2004), it was not clear whether the Commonwealth would participate in the Buy-Back. The Commonwealth did not participate in the 2003 Buy-Back.

1.9 What price will Telstra pay to buy back my Shares?

The Buy-Back Price will be the lowest price in the specified range of $4.05 to $4.65 at which there is sufficient shareholder demand via the tender process for Telstra to buy back the targeted $750 million worth of Shares. It could be as low as $4.05 or as high as $4.65 per Share, but it should not exceed the Capital Gains Tax Value. The top of the range is equal to and the bottom of the range represents a 12.9% discount to Telstra’s closing price of $4.65 on 24 September 2004 (the last trading day prior to announcement of full details of the Buy-Back).

You will be paid the Buy-Back Price for each of your Shares that are bought back, even if your Tender Price is below the Buy-Back Price.

The Capital Gains Tax Value is a price used by the Commissioner of Taxation to determine for capital gains tax purposes the market value of the relevant Shares when the Buy-Back occurs.The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes.

Further information on the Capital Gains Tax Value is set out in section 2.

1.10 What is a Final Price Tender?

Final Price Tenders are designed to make it easier for retail shareholders to successfully participate in the Buy-Back.

If you wish to increase the likelihood that your Shares will be bought back,you can submit a ‘Final Price Tender’.If you submit a Final Price Tender,you are willing to sell your Shares at the Buy-Back Price,whatever it is determined to be under the tender process.You should understand that submitting a Final Price Tender means you will definitely sell some or all of your Shares at a price that could be anywhere in the range of $4.05 to $4.65 per Share.Final Price Tenders will only be scaled back if the total number of Shares tendered at the lowest price in the range and as Final Price Tenders is more than Telstra determines to buy back.

1.11 How will I know what the Buy-Back Price is?

Telstra will announce the Buy-Back Price to the ASX on completion of the Buy-Back, after the details of all Tenders are assessed. The proposed date of announcement is Monday, 15 November 2004. You can access the announcement from the Investor relations section of the Telstra website (www.telstra.com.au/communications/ shareholder/buyback.cfm) or from the ASX website (www.asx.com.au).

1.12 Will all the Shares I tender be bought back?

Telstra intends to buy back around $750 million worth of Shares (approximately 1.5% of issued capital, assuming a $4.051 Buy-Back Price).

1 $4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Buy-Back Tender 2004

The success of your Tender will depend on your Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Tenders Telstra accepts.

How will Telstra determine successful Tenders?

If you tender your Shares at a price above the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If you tender your Shares at or below the Buy-Back Price, or as a Final Price Tender, your Tender will be successful and your Shares tendered at or below that price or as a Final Price Tender will be bought back, subject to any scale back.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Telstra determines to buy back.

1.13 How will the scale back mechanism work?

If the Buy-Back Price is $4.05 (bottom of the tender range)

If the Buy-Back Price is $4.05 and Telstra determines that a scale back is required for successful tenders:

(a)	Tenders above the Buy-Back Price will be rejected;

(b)	a number of Shares known as the Priority Allocation (see section 1.14 below) will be bought back from each shareholder who tendered Shares at $4.05 and/or as a Final Price Tender.If the shareholder tendered Shares equal to or less than the Priority Allocation at $4.05 and/or as a Final Price Tender then all of those Shares will be bought back;

(c)	Priority Tenders (see section 1.15 below) will be accepted in full; and

(d)	the balance of Tenders at $4.05 and Final Price Tenders (other than Priority Tenders), will be scaled back on a pro rata basis.

If the Buy-Back Price is $4.15 or higher

If the Buy-Back Price is $4.15 or higher and Telstra determines that a scale back is required for successful tenders:

(a)	Tenders above the Buy-Back Price will be rejected;

(b)	Tenders below the Buy-Back Price and Final Price Tenders, will be accepted in full;

(c)	a number of Shares known as the Priority Allocation (see section 1.14 below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

(d)	Priority Tenders (see section 1.15 below) will be accepted in full; and

(e)	the balance of Tenders at the Buy-Back Price (other than Priority Tenders) will be scaled back on a pro rata basis.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

1.14 What is the Priority Allocation?

Before any scale back is applied,Telstra will buy back the first 400 Shares successfully tendered by shareholders or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.Telstra is offering the Priority Allocation to reduce the effect of any scale back on small shareholders.

1.15 What is a Priority Tender?

A Priority Tender is a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price,below the Buy-Back Price and/or as a Final Price Tender and who would have had a Small Holding (600 Shares or fewer) on completion of the Buy-Back as a result of the Priority Allocation and scale back. Priority Tenders will be accepted in full.However,if you become the registered holder of additional ordinary shares in Telstra after 8 October 2004,and you are the registered holder of more Shares at the Closing Date than you held on the Buy-Back record date, then your Tender will not be a Priority Tender and the scale back will apply to your Tender as it would to any other Tender.

1.16 How will a scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. Telstra expects to make this announcement on Monday, 15 November 2004. You can access the announcement from the Investor relations section of the Telstra website (www.telstra.com.au/ communications/shareholder/buyback.cfm) or from the ASX website (www.asx.com.au).

Examples

As an illustration, it is assumed five shareholders with various size holdings each tender Shares into the Buy-Back.We assume two different scenarios, where the Buy-Back Price and the scale back are varied. Other than these two assumptions, the total holding, the Shares tendered and the Tender Price in each illustration are the same for each shareholder.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

SCENARIO 1: $4.05 Buy-Back Price and 50% scale back (illustrative example only)

In scenario 1, we assume the Buy-Back Price is at the bottom of the range, ie $4.05 and there is a 50% scale back. Please be aware that this is an example only. You should not rely on $4.05 being the Buy-Back Price.

The outcome of each Tender would be as follows:

	Total holding	Shares
	of Shares	tendered	Tender Price	Outcome
Anna	20,000	5,000	$4.35	Not successful, no Shares bought back
		1,500	$4.15	Not successful, no Shares bought back
Ben	8,000	1,000	$4.15	Not successful, no Shares bought back
		7,000	$4.05	Successful, 3,700 Shares bought back
Catherine	3,000	3,000	$4.45	Not successful, no Shares bought back
David	1,000	1,000	Final Price Tender	Successful, all 1,000 Shares bought back
Emma	2,000	2,000	Final Price Tender	Successful, 1,200 Shares bought back

The outcome of each Tender is explained below, including how the scale back was applied (refer to table).

Anna tendered at prices above the Buy-Back Price so no Shares would be bought back.

Ben tendered a total of 8,000 Shares at two different prices: 1,000 Shares at $4.15 and 7,000 Shares at $4.05. The Tender submitted at $4.15 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $4.05 would be successful but only 3,700 of the 7,000 Shares tendered would be bought back, as a result of the 50% scale back (see scale back table below). This is not a Priority Tender, as following the Priority Allocation and scale back, Ben would be left with more than 600 Shares.

Catherine tendered 3,000 Shares at $4.45. The Tender would not be successful as the Tender Price is above the Buy-Back Price.

David tendered 1,000 Shares as a Final Price Tender. The Tender would be successful and all 1,000 Shares would be bought back as it is a Priority Tender (see scale back table below).

Emma tendered 2,000 Shares as a Final Price Tender. As a result of the 50% scale back, Emma would have 1,200 Shares bought back. This is not a Priority Tender, as following the Priority Allocation and scale back, Emma would be left with more than 600 Shares (see scale back table below).

Scenario 1: Scale back table (illustrative example only)

	Shares tendered			Tender post
	at $4.05 and			scale back and			Shares
	Final Price	Shares subject	Scale	Priority	Shares	Priority	that are
	Tenders	to scale back[1]	back[2]	Allocation[2,3]	remaining[4]	Tender	bought back
Anna	0			Scale back not applicable
Ben	7,000	6,600	50%	3,700	3,300	NO	3,700
Catherine	0			Scale back not applicable
David	1,000	600	50%	700	300	YES	1,000
Emma	2,000	1,600	50%	1,200	800	NO	1,200

[1]	Under the Priority Allocation, the first 400 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price (including as a Final Price Tender under this scenario), before the scale back applies. For example, Ben has 6,600 Shares that are subject to scale back (7,000-400=6,600).

[2]	A scale back of 50% means 50% (ie. 100%-50%) of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

[3]	When the scale back is calculated, all fractions are rounded down to the next Share.

[4]	David and Emma both tendered all of their Shares as a Final Price Tender. As a result of the scale back and Priority Allocation, David would be left with less than 600 Shares and so the Tender is a Priority Tender. On the other hand, Emma is left with more than 600 Shares (ie. 800 Shares), so the Tender is not a Priority Tender.

Telstra Buy-Back Tender 2004

SCENARIO 2: $4.15 Buy-Back Price and 25% scale back (illustrative example only)

In scenario 2, we assume the Buy-Back Price is $4.15 and there is a 25% scale back. Please be aware that this is an example only. You should not rely on $4.15 being the Buy-Back Price.

The outcome of each Tender would be as follows:

	Total holding	Shares
	of Shares	tendered	Tender Price	Outcome
Anna	20,000	5,000	$4.35	Not successful, no Shares bought back
		1,500	$4.15	Successful, 1,225 Shares bought back
Ben	8,000	1,000	$4.15	Successful, all 1,000 Shares bought back
		7,000	$4.05	Successful, all 7,000 Shares bought back
Catherine	3,000	3,000	$4.45	Not successful, no Shares bought back
David	1,000	1,000	Final Price Tender	Successful, all 1,000 Shares bought back
Emma	2,000	2,000	Final Price Tender	Successful, all 2,000 Shares bought back

The outcome of each Tender is explained below, including how the scale back was applied (refer to table).

Anna tendered a total of 6,500 Shares at two different prices: 5,000 Shares at $4.35 and 1,500 Shares at $4.15. The Tender submitted at $4.35 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $4.15 would be successful but only 1,225 of the 1,500 Shares tendered would be bought back, as a result of the 25% scale back (see scale back table below). This is not a Priority Tender, as Anna did not tender all of her Shares at or below the Buy-Back Price.

Ben tendered a total of 8,000 Shares at two different prices: 1,000 Shares at $4.15 and 7,000 Shares at $4.05. The Tender submitted at $4.15 would be successful and all 1,000 Shares would be bought back as it is a Priority Tender (see scale back table below). This is a Priority Tender as following the Priority Allocation and scale back, Ben would be left with less than 600 Shares. The Tender submitted at $4.05 would also be successful as the Tender Price is below the Buy-Back Price and all 7,000 Shares would be bought back at $4.15.

Catherine tendered 3,000 Shares at $4.45.The Tender would not be successful as the Tender Price is above the Buy-Back Price.

David tendered 1,000 Shares as a Final Price Tender. The Tender would be successful as the Buy-Back Price is not the lowest price in the range and all 1,000 Shares would be bought back at $4.15.

Emma tendered 2,000 Shares as a Final Price Tender. The Tender would be successful as the Buy-Back Price is not the lowest price in the range and all 2,000 Shares would be bought back at $4.15.

Scenario 2: Scale back table (illustrative example only)

				Tender post			Shares
	Shares			scale back and			tendered at
	tendered at	Shares subject	Scale	Priority	Shares	Priority	$4.15 that are
	$4.15[1]	to scale back[2]	back[3]	Allocation[3,4]	remaining[5]	Tender	bought back[1]
Anna	1,500	1,100	25%	1,225	275	NO	1,225
Ben	1,000	600	25%	850	150	YES	1,000
Catherine	0			Scale back not applicable
David	0			Scale back not applicable
Emma	0			Scale back not applicable

[1]	Does not include Final Price Tenders, because Buy-Back Price is not the lowest price in the range.

[2]	Under the Priority Allocation, the first 400 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

[3]	A scale back of 25% means 75% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

[4]	When the scale back is calculated, all fractions are rounded down to the next Share.

[5]	Anna and Ben were both left with less than 600 Shares. Anna’s Tender is not a Priority Tender because not all of her Shares were tendered at or below the Buy-Back Price.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

1.17 If I hold a relatively small number of Shares,how will the scale back affect me?

Priority Allocations

If there is a scale back and the Buy-Back Price is at the bottom of the range (ie $4.05):

(a)	the Priority Allocation will be bought back from each shareholder who tenders more Shares than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender before any scale back applies; and

(b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender will have all the Shares tendered at that price bought back.

If there is a scale back and the Buy-Back Price is $4.15 or higher:

(a)	the Priority Allocation will be bought back from each shareholder who tenders more Shares than the Priority Allocation at the Buy-Back Price; and

(b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price will have all the Shares tendered at that price bought back.

The Priority Allocation is 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

Priority Tenders

Shareholders who tender all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (600 ordinary shares or fewer) at the completion of the Buy-Back as a result of the Priority Allocation and scale back, will have all of their Shares bought back. This means that the scale back mechanism will not apply to these shareholders. However, if you become the registered holder of additional Shares after 8 October 2004 and you are the registered holder of more Shares at the Closing Date than you held on the Buy-Back record date, then your Tender will not be a Priority Tender and the scale back will apply to your Tender as it would to any other Tender.

1.18 What happens if I own 600 Shares or less under the tender process?

If you hold 600 Shares or less as at the Buy-Back record date, you may only lodge one Tender, either at one of the specified prices or as a Final Price Tender. This means that you cannot split your holding and tender different parcels of your Shares at different prices, however it doesn’t mean that you are required to tender all of your Shares.

1.19 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the Australian tax consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares on-market through the ASX (see section 2 for more details). You need to consider carefully whether you wish to sell your Shares and if so whether you would prefer to sell the Shares through the Buy-Back or the ASX. Please refer to the tax table in section 2.6 of this booklet and the tax calculator which can be accessed at www.telstra.com.au/communications/ shareholder/buyback.cfm for examples of your potential tax consequences.

You may be able to sell your Shares for a higher price on the ASX. Telstra’s market price on the ASX may be, or may move, higher than the Buy-Back Price during or after the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the tender range, Telstra is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

To execute a share sale on the ASX you usually need to appoint a broker and pay them brokerage. Issuer Sponsored Holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back. Brokers usually do not charge CHESS Holders to process tenders in a buy-back.

If you are in any doubt as to the action you should take, please consult a professional adviser.

Telstra Buy-Back Tender 2004

1.20 What are the tax implications of selling my Shares in the Buy-Back?

The specific tax implications of selling your Shares into the Buy-Back will depend on your individual circumstances. Section 2 contains general information in relation to some of the Australian tax consequences of participating in the Buy-Back.

If you are in any doubt as to the tax implications of participating in the Buy-Back, given your own particular circumstances, please consult a professional adviser.

1.21 How have Telstra Shares performed over recent times?

The closing price of Telstra Shares on the ASX on Friday, 24 September 2004, being the last trading day before Telstra announced full details of the Buy-Back, was $4.65.

Telstra’s highest and lowest market sale prices during each of the preceding four months were as follows:

Month	Low	High	Average Price [2]
June 2004	$4.59	$5.08	$4.84
July 2004	$4.92	$5.07	$4.99
August 2004	$4.79	$5.04	$4.91
September 2004[1]	$4.62	$4.89	$4.64

[1]	High and low market prices up to 24 September 2004.

[2]	Average Price is the total value of Telstra shares divided by the total volume of Telstra shares transacted on the Australian Stock Exchange over the specified period of time.

A graph indicating the Share price performance of Telstra over the period from 1 January 2003 to 24 September 2004 is set out below.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

1.22 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you can tender in the Buy-Back in respect of the registered holding specified in that Tender Form. You may tender any number of Shares up to the maximum number set out in the form. You should not,before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered in the Buy-Back, unless you first withdraw or amend your Tender (see section 1.23).

Step 2 – Decide your Tender Price(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)).

If you hold 600 Shares or less, all the Shares you wish to sell must be tendered either at one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or as a Final Price Tender (see section 1.10). You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you hold more than 600 Shares,you may tender the Shares you wish to sell at one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at the specified price of $4.35, one third at the specified price of $4.15 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 – Submit your Tender(s)

All shareholders on the Australian register

The way you complete Step 3 will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings – orange form

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to complete and sign your personalised orange Tender Form and return it to the Telstra Share Registry.

Your completed Tender Form must be received by the Telstra Share Registry by 7pm Melbourne time on Friday, 12 November 2004 at:

If sending by mail		If delivering in person
from within Australia		Telstra Share Registry
Telstra Buy-Back Tender		C/- ASX Perpetual
Reply Paid 78462	OR	Registrars Limited
Melbourne VIC 8060		Level 4, 333 Collins Street
Melbourne VIC 3000
from outside Australia
Telstra Share Registry
Locked Bag 5100
Melbourne VIC 8060

You can use the enclosed reply-paid envelope supplied with this booklet if you are posting in Australia.

Your Tender Form may not be accepted by Telstra unless it is actually received at either of the above addresses by 7pm Melbourne time on Friday, 12 November 2004. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings – red form

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 12 November 2004. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back record date is printed on your red Tender Form.

Do not send your red Tender Form to the Telstra Share Registry. Neither Telstra nor the Telstra Share Registry will be responsible for returning to you or forwarding your Tender Form to your broker if it is sent incorrectly.

If you are a sponsored CHESS Holder, you will receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register you must submit your completed and signed Tender Form by mail to BK Registries Limited, PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 12 November 2004.

Telstra Buy-Back Tender 2004

1.23 Can I withdraw or amend my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

All shareholders on the Australian register

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

To withdraw a Tender you have submitted you will need a Withdrawal/Amendment Form. To obtain a Withdrawal/Amendment Form you should contact the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199. The Withdrawal/ Amendment Form is also available from Telstra’s website and can be downloaded at www.telstra.com.au/ communications/shareholder/buyback.cfm by using your Securityholder Reference Number or Holder Identification Number, name and postcode to validate your request.

You may withdraw all of your Tenders by ticking the ‘Withdrawal’ box on the Withdrawal/Amendment Form, signing the form and sending it to the Telstra Share Registry at the address provided so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the ‘Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Telstra Share Registry as specified above so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form.On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

Withdrawal and Amendments will be processed in the order of the date they are received by the Telstra Share Registry.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your amendment or withdrawal no later than 7pm Melbourne time on Friday, 12 November 2004.

You should NOT send a Withdrawal/Amendment Form to the Telstra Share Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a sponsored CHESS Holder, you will receive a written confirmation from CHESS of the withdrawals/amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

Withdrawal of Tenders

To withdraw a Tender you have submitted you will need a Withdrawal/Amendment Form. To obtain a Withdrawal/ Amendment Form you should contact the Telstra Buy-Back enquiry line on 0800 835 7872 within New Zealand or +64 (3) 308 8887 outside New Zealand.

You may withdraw all of your Tenders by ticking the ‘Withdrawal’ box on the Withdrawal/Amendment Form, signing the form and sending it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 12 November 2004.

Withdrawal and Amendments will be processed in the order of the date they are received by the Telstra Share Registry.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the ‘ Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 12 November 2004.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

1.24 How can I obtain additional Tender Forms or a Withdrawal/Amendment Form?

All shareholders on the Australian register

If you require any replacement Tender Forms or a Withdrawal/Amendment Form, please call the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199 if you are calling from outside Australia. Withdrawal/Amendment Forms are also available at www.telstra.com.au/communications/ shareholder/buyback.cfm.

All shareholders on the New Zealand register

If you require any replacement Tender Forms or a Withdrawal/Amendment Form, please call the Telstra Buy-Back enquiry line on 0800 835 7872 within New Zealand or +64 (3) 308 8887 if you are calling from outside New Zealand.

1.25 How will I be paid for Shares bought back?

Payment for Shares bought under the Buy-Back will commence from 23 November 2004. The payment method will be either direct credit or cheque, based on your dividend payment instructions as at 12 November 2004. All payments made by cheque will be made in Australian dollars. Proceeds paid by direct credit to shareholders in New Zealand dollars will be converted to New Zealand Dollars at a rate determined by Telstra on the Buy-Back Date.

Cheques and direct credit advices will be sent, at your risk, by mail addressed to you at your address as shown on the Telstra share register at 7pm on Friday, 12 November 2004.

Payments to bank accounts and dispatch of cheques will commence on Tuesday, 23 November 2004. Payments to the accounts and the dispatch of cheques to the addresses specified above will satisfy Telstra’s obligation to pay you for any Shares bought back.

1.26 Will I still receive the 2003/2004 final dividend if my Shares are bought back?

Yes. All shareholders with an entitled registered holding on 24 September 2004 will receive the 13 cents per Share fully franked final dividend, whether or not they participate in the Buy-Back.

1.27 Will I still receive the 2004/2005 special dividend if my Shares are bought back?

No. Shares bought back as a result of the Buy-Back will not be entitled to receive any dividends, where the record date for the dividend occurs after Friday, 12 November 2004. This includes the foreshadowed 2004/2005 special dividend, expected to be paid in April 2005, and any other dividends that Telstra may announce in future years.

1.28 Can I still vote at the Annual General Meeting if I tender my Shares to Telstra?

Yes. Shareholders who tender their Shares to Telstra will still be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at the Annual General Meeting on Thursday, 28 October 2004, and at any other general meeting that is held before the Closing Date.

Telstra Buy-Back Tender 2004

1.29 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell the Shares you have tendered in the Buy-Back.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a ‘subposition’ in the Telstra share register. You will not be able to successfully deal with those Shares until those Shares are released from the subposition on, or as soon as practicable after, the Buy-Back Date. For the Shares to be released from the subposition before the Buy-Back Date you must withdraw or amend your Tender in accordance with the procedures set out in this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares you have tendered. If you sell or offer to sell any Shares after you submit a Tender, and at the Closing Date you do not hold at least the number of Shares you have tendered, Telstra may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see sections 4.11 and 4.13 for further detail).

1.30	Telstra’s plan to offer a share sale facility to small shareholders following completion of the Buy-Back

Telstra intends to offer a share sale facility around the time of the interim dividend in April 2005, through which small shareholdings can be sold in an efficient manner. The price achieved under this facility may be higher or lower than the Buy-Back Price and will not include a fully franked dividend. Further details of the share sale facility will be announced in due course.

1.31 Note to shareholders located in the United States

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Telstra’s directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Telstra’s assets are located outside the United States, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgements obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Telstra Corporation Limited

2. Australian tax implications for shareholders
2.Australian tax implications for shareholders The following discussion is intended 2 only as a general summary of the Australian income tax implications of participating in the Buy-Back. 20

Telstra Buy-Back Tender 2004

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 27 September 2004. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. Telstra has applied for a Class Ruling from the ATO for shareholders who participate in the Buy-Back which is expected to provide confirmation of a number of the statements contained in this summary. Whilst it is not anticipated to be the case, it is possible that the Class Ruling issued by the ATO may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may alter significantly from those discussed below.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. The tax table in section 2.6 provides illustrative examples of the potential tax consequences of disposing of Shares under the Buy-Back.

It is important that you seek professional tax advice to take into account your particular circumstances and the Commissioner’s views in TD2004/22,which are discussed below.

Introduction

The Buy-Back will constitute an ‘off-market’ buy-back for tax purposes. Telstra has received advice from the ATO that all of the Buy-Back Price in excess of $1.50 will be treated as a frankable distribution (which will be fully franked by Telstra).

A shareholder participating in the Buy-Back should be taken, for CGT purposes, to have disposed of their Shares when Telstra accepts the Tender. This is expected to be no later than 15 November 2004.

The ATO has recently released Taxation Determination, TD2004/22. TD2004/22 indicates the Commissioner’s view generally in relation to the basis to determine the capital proceeds on disposal of shares for capital gains tax purposes under an off-market buy-back. It seeks to determine the market value of the relevant shares when the buy-back occurs. TD2004/22 sets out the ATO’s view on an appropriate methodology to calculate this value.

Telstra does not intend to set the Buy-Back Price at a price in excess of the value which the Commissioner regards as the capital gains tax value (Capital Gains Tax Value). The method to determine the Capital Gains Tax Value is discussed below.

2.1 Taxation Determination TD2004/22

In TD2004/22, the ATO has indicated that, in its view, the market value should be determined as the volume weighted average price (VWAP) of the Shares over the last five trading days before the first announcement of the Buy-Back adjusted for the movement in the S&P/ASX200 Index from the commencement of trading on the first announcement date (Opening S&P/ASX200 Index) to the close of trading on the day the Buy-Back closes (Closing S&P/ASX200 Index).

The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined in accordance with the following formula:

Closing S&P/ASX200 Index on the Closing Date
$4.85** X
3,508.5*

*	3,508.5 was the Opening of the S&P/ASX200 Index on 12 August 2004.

**	$4.85 is the VWAP over the last 5 trading days before the first announcement of the Buy-Back adjusted to an ex-dividend basis by excluding the relevant value of the 2003/2004 final dividend of 13 cents per share, announced by Telstra on 12 August 2004.

Telstra Corporation Limited

2.Australian tax implications for shareholders

2.2 Australian resident individual

Income Tax – Treatment of franked distribution

An Australian resident individual participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Capital Gains Tax – Disposal of Shares

A resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50 together with the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

There are specific rules to determine the cost base for Shares acquired by Telstra employees under the Telstra Employee Share Ownership Plans. Class Ruling CR 2001/28 deals with the determination of the cost base for certain Telstra employees who acquired their Shares under TESOP 97 and TESOP 99.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the aggregate of capital proceeds of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. No allowance for indexation is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be different from the capital loss which may have arisen under an equivalent sale of the Shares on-market, even if the Shares were sold on-market for an amount equal to the Buy-Back Price. This is because the capital proceeds under the Buy-Back are the aggregate of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder sold their Shares.

This also means that any capital gain which would have otherwise arisen on disposal of the Shares may be altered.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder’s assessable income from the Buy-Back.

2.3 Australian resident company

Income Tax – Treatment of franked distribution

An Australian resident company participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include the franked distribution in their assessable income, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. No refund will be available to the extent that the tax offset exceeds the tax payable by the shareholder. A franking credit (equal to the franking credit on the franked distribution) will also arise in the franking account of the shareholder. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Telstra Buy-Back Tender 2004

Capital Gains Tax – Disposal of Shares

The Minister for Revenue and Assistant Treasurer issued a Press Release on 27 September 2002 indicating that further amendments to the imputation provisions to apply from 1 July 2002 would be introduced into Parliament as soon as practicable. It is possible that these amendments may, amongst other things, affect the CGT treatment of an Australian resident company participating in the Buy-Back. The impact of any amendments will depend upon the form of the legislation enacted.

The amendments may mean that a capital loss may only arise to the extent that the CGT cost base of the Shares exceeds the Buy-Back Price (rather than the aggregate of capital proceeds of $1.50 and the excess of the Capital Gains Tax Value over the Buy-Back Price). No allowance for indexation is made in determining the cost base for the Shares for this purpose.

If no amendments are made to the legislation,the position may be different.Accordingly,it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

2.4 Australian complying superannuation fund

Income Tax – Treatment of franked distribution

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Capital Gains Tax – Disposal of Shares

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50 together with the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the aggregate of capital proceeds of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder’s assessable income.

2.5 Non-residents

Income Tax – Treatment of franked distribution

A non-resident shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

Capital Gains Tax – Disposal of Shares

An Australian CGT liability should not arise for a non-resident participating in the Buy-Back unless the non-resident together with its ‘associates’ has at any time in the preceding five years held 10% or more of the issued shares of Telstra.

Telstra Corporation Limited

2.Australian tax implications for shareholders

2.6 Tax Table

The table below provides illustrative examples of the potential tax consequences for Australian resident individuals (see columns marked ‘Individual’ ), and Australian complying superannuation funds (see column marked ‘ Superfund’ ), from disposing their Shares under the Buy-Back.

It is important to understand that the table is an example only and is based on a number of assumptions including:

(a)	a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked distribution will not be known until after the Buy-Back closes; and

(b)	a Capital Gains Tax Value which may change (see section 2.1). The actual Capital Gains Tax Value will not be known until after the Buy-Back closes.

In any event, the tax consequences for an individual or superfund may be different from the example because of their particular circumstances.

The column on the right of the table marked ‘Your workings’ is there to assist you, should you choose to participate in the Buy-Back. It is intended to help you calculate the anticipated income tax and capital gains tax consequences based on your assumed marginal tax rate, the assumed Buy-Back Price and the assumed Capital Gains Tax Value of $4.85.

The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Example: Income tax and capital gains tax consequences per Share from participating in the Buy-Back (based on an illustrative Buy-Back Price of $4.05 and an illustrative Capital Gains Tax Value of $4.85)

	Superfund			Individual			Individual
	Income = $0+			Income = $0-$6,000			Income = $6,001-$21,600
	Tax rate = 15.0%			Marginal tax rate = 0%			Marginal tax rate = 18.5%[1]
Income tax consequences ($)
Illustrative Buy-Back Price[2]		4.05			4.05			4.05
Less: capital component		(1.50)			(1.50)			(1.50)

Assumed fully franked dividend component		2.55			2.55			2.55
Add: gross up for franking credit		1.09			1.09			1.09
Assessable income		3.64			3.64			3.64
Tax on assessable income		(0.55)			(0.00)			(0.67)
Tax offset		1.09			1.09			1.09

Net tax offset/(tax payable) on franked distribution		0.54			1.09			0.42

Capital gains tax consequences ($)
Capital component	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
Add: excess of Capital Gains Tax Value[3] over Buy-Back Price	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80

Capital proceeds for capital gains tax purposes	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30
Less: illustrative cost base	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)

Total capital loss arising from disposal under Buy-Back[4]	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)

[1]	The tax rate used includes the Medicare Levy of 1.5%. The Medicare Levy depends on the individual’s own circumstances.

[2]	A Buy-Back Price of $4.05 is used for illustrative purposes only. You should not rely on this price as being the actual Buy-Back Price. The procedure to determine the Buy-Back Price is explained in section 1.9.

[3]	The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes.

[4]	The capital loss which arises under the Buy-Back may be different from the capital loss which may have arisen under an equivalent sale of the Shares on-market. The capital proceeds under the Buy-Back are the aggregate of $1.50 and $0.80, which is the excess of the Capital Gains Tax Value over the Buy-Back Price.

Telstra Buy-Back Tender 2004

Example

Fiona earns $50,000 per annum,and she is in a tax bracket that gives her a marginal tax rate of 31.5%.Fiona participated in the first public offer of Telstra shares in 1997.She purchased 1,000 shares at $3.30 each.She is now considering whether or not to participate in Telstra’s 2004 Buy-Back.

Fiona understands that she is able to tender at any of the 7 specified prices within the tender range or as a Final Price Tender and is wanting to calculate the income tax and capital gains tax consequences for any given Buy-Back Price within the range,on a per Share basis.

The Buy-Back Price used is $4.15.The example also assumes the Capital Gains Tax Value is $4.85.

Fiona’s anticipated income tax consequences (see ‘ Fiona example’below)

A.	The Buy-Back Price is made up of two components, a capital component of $1.50 and a fully franked dividend component.In this example, the assumed fully franked dividend component is $2.65 per Share, representing the difference between the illustrative Buy-Back Price of $4.15 and the capital component of $1.50.

B.	The dividend component of the Buy-Back Price will be fully franked, therefore it needs to be ‘grossed up’for the franking credits that are attached to it. The ‘gross up’occurs because tax credits can be passed to shareholders for income tax already paid by the company. The company tax rate in Australia is 30%, so the ‘gross up’is calculated by dividing the fully franked dividend component by 0.7 and then multiplying it by 0.3. This gives Fiona a ‘ grossed up’dividend amount of $3.79.

C.	Fiona calculates her income tax liability by multiplying the ‘grossed up’dividend amount of $3.79 by her marginal tax rate of 31.5%.

D.	Overall, Fiona must pay 5 cents of income tax for every share she sells in the Buy-Back. This is the difference between the tax already paid by the company ($1.14) and the tax payable at her marginal rate ($1.19). Fiona’s net dividend proceeds after income tax are $2.60 (ie. $2.65 less $0.05).

Note: Numbers may differ due to rounding.

Individual			Individual			Individual			Fiona (example)		Your workings
Income = $21,601-$58,000			Income = $58,001-$70,000			Income = $70,000+			Income = $50,000		Income = $ .........
Marginal tax rate = 31.5%[1]			Marginal tax rate = 43.5%[1]			Marginal tax rate = 48.5%[1]			Marginal tax rate = 31.5%[1]		Marginal tax rate = .........%
	4.05			4.05			4.05		Buy-Back Price = 4.15		Buy-Back Price = ..........
	(1.50)			(1.50)			(1.50)		Capital component = (1.50)		Capital component = (1.50)
	2.55			2.55			2.55		4.15 – 1.50 = 2.65	A	.....– 1.50 = .....
	1.09			1.09			1.09		2.65 * (0.3 / 0.7) = 1.14	B	....* (0.3 / 0.7) = ....
	3.64			3.64			3.64		2.65 + 1.14 = 3.79		......... + ......... = ....
	(1.15)			(1.58)			(1.77)		3.79 * 31.5% = (1.19)	C	......... * .......% = ......
	1.09			1.09			1.09		2.65 * (0.3 / 0.7) = 1.14	B	..... * (0.3 / 0.7) = .....
	(0.06)			(0.49)			(0.68)		1.14 – 1.19 = (0.05)	D	.... – ......... = ....
1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	Capital component = 1.50		Capital component = 1.50
0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	Excess amount = 0.70	E	Excess amount = .....
2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30	1.50 + 0.70 = 2.20		1.50 + ....... = ......
(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)	Cost base = (3.30)	F	Your cost base = .....
(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)	2.20 – 3.30 = (1.10)		....... – ....... = .....

Fiona’s anticipated capital gains tax consequences (see ‘ Fiona example’above)

E.	Fiona realises that for tax purposes, the price at which she will be deemed to have sold her Shares in the Buy-Back will be equal to the $1.50 capital component plus any amount by which the Capital Gains Tax Value exceeds the Buy-Back Price. Based on an assumed Capital Gains Tax Value of $4.85 and the assumed Buy-Back Price of $4.15, the excess amount is $0.70.

F.	Fiona will be deemed to have sold her Shares into the Buy-Back for $2.20 each. Fiona’s cost base is $3.30 per Share. Thus, the maximum capital loss that Fiona may be able to offset against current or future capital gains, assuming her Shares are sold into the Buy-Back, is $1.10 per Share (ie. $2.20 less $3.30).

Telstra Corporation Limited

2.Australian tax implications for shareholders

2.7	Limits on Availability of Franking Credits and Tax Offsets

The Australian tax legislation includes a number of rules which may deny shareholders participating in the Buy-Back from claiming the benefit of tax offsets arising from the franked distribution component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits.

Where the rules apply, a shareholder may be denied the benefit of tax offsets and franking credits on the franked distribution deemed to have been received under the Buy-Back. These rules may deny the benefit of tax offsets and franking credits to shareholders generally, or because of their particular circumstances.

Telstra is seeking confirmation from the ATO in the Class Ruling that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the franked distribution under the Buy-Back.

The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule (‘the 45 day rule’ ) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 may not be subject to the 45 day rule.

As a result of some recent changes to the law this exemption may not be available. However, the Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms,the 45 day rule requires a resident shareholder in certain circumstances to have held their Shares ‘ at risk’for a specified period in order to ‘ qualify’for the franking credit on the franked distribution.This would include the franked distribution of the Buy-Back Price.

The 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired and ending 45 days after the Shares become ex-dividend.

The 45 day rules are complex. Generally, a shareholder who is subject to the rules and has acquired all their Shares after 29 September 2004, would fail the 45 day rule in respect of the franking credit on the franked distribution component of the Buy-Back Price. This is on the basis that the determination of the Buy-Back allocations (including any scale back) occurs on 14 November 2004. In that case, shareholders whose Shares are bought back will hold their Shares at risk until 14 November 2004, upon which date the Shares will no longer be at risk. A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired all their Shares on or before 29 September 2004. This may arise where the shareholder has entered into other arrangements regarding the Shares. For example, granting an option to another person to acquire their Shares.

The 45 day rule also operates on a last-in-first-out basis so that a shareholder will be deemed to have disposed of under the Buy-Back their most recently acquired Shares for the purpose of applying the 45 day rule. A shareholder is only entitled to tender Shares which are registered in the shareholder’s name on the Buy-Back record date (ie. 8 October 2004). Shares not registered in the shareholder’s name at that time do not confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after 1 October 2004 will not confer an entitlement to participate in the Buy-Back.

Generally, if the most recently acquired Shares did not confer an entitlement to participate in the Buy-Back, those Shares would not be taken to have been disposed of under the Buy-Back by participating shareholders for the purposes of the 45 day rule. This means that Shares you acquire on the ASX on or after 1 October 2004 should not be treated as being disposed of under the Buy-Back for the purposes of the 45 day rule.

If the Buy-Back allocation occurs on a day other than 14 November 2004, these dates may alter. Telstra can give no assurance that the Buy-Back allocation will occur on 14 November 2004.

In addition, where the Shareholder is under an obligation to make related payments in respect of the franked distribution arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit.

Telstra Buy-Back Tender 2004

3. Effect of the Buy-Back on Telstra
3.Effect of the Buy-Back on Telstra As at 30 June 2004, Telstra had on 3issue 12,628.4 million shares. Assuming $750 million worth of Shares are bought back at a Buy-Back Price of $4.051, 185.2 million Shares (approximately 1.5% of all Shares on issue) would be transferred to Telstra and cancelled.

3. Effect of the Buy-Back on Telstra

The table below sets out the Telstra Group debt and total shareholders’ equity as at 30 June 2004 and post the Buy-Back (assuming 185.2 million Shares are bought back). The amount by which the Buy-Back Price exceeds the amount debited to contributed equity ($1.50 per Share), will be debited to retained profits. For example, if the Buy-Back Price is $4.051, an amount of $2.55 per Share will be debited to retained profits.

	Reported as at 30 June 2004	Pro-forma as at 30 June 2004[a]
Debt and total shareholders’ equity	$m	$m
Debt
Gross debt[e]	11,854	12,229
Net debt[e]	11,167	11,917
Shareholders’equity Contributed equity[b]	6,073	5,795
Reserves	(105)	(105)
Retained profits[b]	9,391	8,919
Shareholders’equity available to Telstra shareholders	15,359	14,609
Total outside equity interests	2	2
Total shareholders’equity	15,361	14,611
Debt servicing ratio[c]	1.1	1.2
Net debt to capitalisation (%)[d]	42.1%	44.9%

a.	Pro-forma calculations assume the Buy-Back Price is $4.05[1] and the number of Shares bought back is 185.2 million. The impact of acquisitions completed after 30 June 2004, but before the Buy-Back Date and the Euro bond issue of $850 million completed in July 2004 have been excluded from the pro-forma calculations.

b.	$1.50 of the Buy-Back Price will be debited to contributed equity and the assumed balance of $2.55 per Share will be debited to retained profits. Incidental costs of the Buy-Back have been excluded because they will be insignificant to the pro-forma calculations.

c.	Based on the ratio of net debt to earnings before interest,income tax expense,depreciation and amortisation (EBITDA).EBITDA reported as at 30 June 2004 was $10,175 million.

d.	Based on net debt (gross debt less liquid interest-bearing assets) as a percentage of net debt plus shareholders’ equity.

e.	Assumes the Buy-Back is funded by $375 million liquid assets and $375 million short term funding facilities. For the purposes of calculating the pro-forma gross and net debt, employees who purchased shares with an interest-free loan under TESOP 97 or TESOP 99 are assumed not to participate in the Buy-Back.

The Board and management continuously review Telstra’s capital structure and its target parameters to achieve an appropriate balance between deployment of capital in existing businesses and strategic investments,and distribution of surplus capital to shareholders. It aims to ensure Telstra maintains an efficient but prudent capital structure. Following the Buy-Back,Telstra expects to remain within or below its target parameters for gearing,interest cover and debt servicing.

While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back is known,the Buy-Back is expected to improve Telstra’s earnings per share and return on equity.

The amount of franking credits that Telstra will pass on to shareholders under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. In any event,Telstra expects to be able to continue to fully frank its dividends for the foreseeable future.

3.1 How will the Buy-Back be funded?

The Buy-Back will be funded from liquid assets and short term funding facilities. Telstra is targeting to pay out approximately $750 million under the Buy-Back.

The Board believes that after the Buy-Back Telstra will remain strongly capitalised. The Buy-Back will not prejudice Telstra’s ability to take advantage of foreseeable profitable opportunities.

3.2 What effect will the Buy-Back have on Telstra’s issued Shares?

As at 30 June 2004, Telstra had on issue 12,628.4 million Shares. Assuming a total of $750 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued Shares which would be bought back at different Buy-Back Prices. All Shares that Telstra buys back will be cancelled.

1	$4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Buy-Back Tender 2004

Specified Buy-Back Prices	Number of Shares bought back (million)	% of total issued shares
$4.05	185.2	1.47
$4.15	180.7	1.43
$4.25	176.5	1.40
$4.35	172.4	1.37
$4.45	168.5	1.33
$4.55	164.8	1.31
$4.65	161.3	1.28

3.3 What effect will the Buy-Back have on control of Telstra?

The Commonwealth currently holds 51.05% of all Telstra Shares and it is not currently known whether the Commonwealth will participate in the Buy-Back. Assuming $750 million worth of Shares are bought back at $4.051 and that the Commonwealth does not participate in the Buy-Back, the Commonwealth’s shareholding will increase to 51.8% after the Buy-Back is completed.

Having regard to the Commonwealth’s holding and to Telstra’s otherwise widely held shareholding, the Buy-Back is not expected to have any change of control implications for Telstra.

3.4 Full year results

On 12 August 2004, Telstra announced its full year results for the year ending 30 June 2004. EBIT increased by 14.6% to $6.6 billion, and profit after tax and outside equity interests increased by 20.1% to a record $4.1 billion. The year ending 30 June 2003 was impacted by the non-cash write down of the investment in Telstra’s 50% owned joint venture, REACH Ltd.

Free cashflow declined by 8.8% to $4.1 billion, driven by the acquisition of the Trading Post Group, a reduction in proceeds from asset sales and offset by improved working capital management and increased cash profits before tax paid. After removing the impact of the Trading Post Group acquisition and the prior year sale of commercial properties, free cashflow growth was 20.2%.

The Telstra Board announced a fully franked final ordinary dividend of 13 cents per share, payable on 29 October 2004. This was an increase of 8.3% on the final ordinary dividend declared in the prior year and brought the full year ordinary dividends to 26 cents per share.

Electronic copies of the Annual Report and Annual Review can be found at www.telstra.com.au/communications/ shareholder/financial_reports.cfm. Shareholders can also contact the Telstra Share Registry on 1300 88 66 77 and ask for a hard copy to be sent to them.

3.5 Outlook for 2004/2005

Telstra’s top commercial priority is maximising the performance of our domestic franchise through improving the customer experience of Telstra. The company’s commitment is to deliver for our customers and the commitment has never been stronger.

Telstra anticipates that in 2004/05:

•	underlying revenue growth will be positive in 2004/2005 and on a trajectory consistent with the company’s goal of achieving industry growth levels during 2006;

•	service will be a priority and customer satisfaction trends are expected to improve;

•	underlying operating margins will be maintained;

•	planned domestic CAPEX will be around $3 billion plus any additional expenditure arising from the recently announced Hutchison 3G infrastructure sharing arrangement;

•	bolt-on acquisitions must meet strict financial criteria; and

•	emphasis will be on free cash flow and capital returns to shareholders.

Telstra will release its 2004/2005 First Quarter Market Update on 20 October 2004.

Electronic copies of this release can be found at www.telstra.com.au/communications/calendar/index.cfm

1 $4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Corporation Limited

4. Additional information on the Buy-Back

This section sets out further details 4 of the Buy-Back including important information for joint shareholders, trustees and nominees. 30

Telstra Buy-Back Tender 2004

4.1 Size of the Buy-Back

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act to permit Telstra to conduct the Buy-Back as an equal access scheme. Further details of the exemption granted by ASIC are set out in section 4.15.

Under the Corporations Act, Telstra may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10% of the smallest number, at any time during the 12 months preceding the Buy-Back, of votes attaching to Telstra’s voting shares. Although this limit would permit it to buy back around 1,024.6 million Shares, Telstra will not buy back more than 200 million Shares under this Buy-Back, and retains the discretion to buy back any lesser number of Shares.

4.2 Restrictions on Tender acceptances

Telstra will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which Telstra cannot otherwise lawfully perform.

Section 8AB of the Telstra Corporation Act 1991 (Cth) (Telstra Corporation Act) provides that the Commonwealth must retain the majority ownership (50.1%) of Telstra. It is not currently known whether the Commonwealth will participate in the Buy-Back. The Commonwealth did not participate in the 2003 Buy-Back. An Invitation will be made to the Commonwealth as one of Telstra’s shareholders. To the extent necessary, Telstra will not accept any Tender from the Commonwealth, if acceptance would cause a contravention of the Telstra Corporation Act.

Section 8BH of the Telstra Corporation Act prohibits an ‘unacceptable foreign ownership situation’in relation to Telstra. In general, such a situation would arise if foreign persons held more than 35% of Telstra’s non-Commonwealth owned Shares or any one foreign person held more than 5% of Telstra’s non-Commonwealth owned Shares. To the extent necessary, Telstra will not accept any Tender or apply the scale back mechanism if acceptance or the application of the scale back mechanism would cause a contravention of the Telstra Corporation Act.

This Invitation is not made to persons to whom the Invitation may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Telstra otherwise has in relation to Tenders, a Tender submitted by such a person will not be accepted by Telstra.

4.3 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you complete the Tender Form(s) and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.4 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.5	Shares held by Trustees and Nominees and American Depositary Receipt (ADR) holders

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

If you hold American Depositary Receipts (ADRs) representing Shares, you will separately be sent additional information regarding how to instruct the ADR depositary to tender your Shares if you wish to participate in the Buy-Back.

Telstra Corporation Limited

4. Additional information on the Buy-Back

4.6 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ACH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, that loan documentation or by ACH.

4.7 Shareholders who receive a pension or allowance

The effect your participation in the Buy-Back will have on your pensions or allowances (or those of your dependents) will depend upon the value of the Shares bought back, and on the level of your other income and assets. It is possible that your pension or allowance payments will not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

4.8 Restrictions on the payment of Buy-Back proceeds

Telstra will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Telstra is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth).

4.9 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.10 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Telstra on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Telstra. Telstra retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If Telstra accepts your Tender, a binding Buy-Back Contract is formed between you and Telstra, and you must sell the tendered Shares back to Telstra on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

•	offer to sell to Telstra the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Price(s);

•	agree that Telstra’s announcement on the Buy-Back Date is effective notice or communication of Telstra’s acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) and which are submitted in accordance with the Buy-Back Documents (or treated by Telstra as being so submitted) and which are not rejected by Telstra, and Telstra’s rejection of any of your Tenders above the Buy-Back Price. You waive any requirement to receive further notice or communication from Telstra of its acceptance or rejection of any Tender submitted by you;

•	warrant to Telstra that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

•	authorise Telstra (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form and to insert any missing details;

•	warrant to Telstra that you are a person to whom the Invitation may lawfully be made or a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident and that you are not an Excluded Foreign Person;

•	undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and

Telstra Buy-Back Tender 2004

•	undertake that, if you breach any of these covenants, undertakings, agreements or warranties you will indemnify Telstra for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Telstra Share Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS and the Tender has not been successfully withdrawn by the Closing Date.

4.11 Telstra’s rights to accept or reject Tenders and Tender Forms

At any time, Telstra may (at its sole discretion):

•	accept or reject any Tender or Tender Form; and

•	accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Telstra may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

4.12 Telstra’s right to vary dates and times

Whilst Telstra does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so without notifying you.

4.13 Telstra’s right to adjust Tenders

You are entitled to sell in the Buy-Back the lesser of:

(a)	the number of Shares registered in your name on Friday, 8 October 2004 (and, in accordance with the ASTC Settlement Rules conferring an entitlement to participate in the Buy-Back); and

(b)	the number of Shares you hold as of the Closing Date, (your ‘Entitled Shares’).

If you submit one Tender of more than your Entitled Shares and Telstra accepts your Tender, Telstra will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Telstra will buy back only the number of your Entitled Shares in the following order of priority:

(a)	Telstra will first buy back your Entitled Shares from your Tender submitted at your lowest Tender Price which is at or below the Buy-Back Price; and

(b)	if,after the application of (a),you have Entitled Shares remaining,Telstra will next buy back your Entitled Shares from your Tender submitted at your next lowest Tender Price which is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back Price are bought back.

A Final Price Tender will be treated as a Tender at the lowest price in the range for the purposes of this provision.

4.14 Directors’entitlements

Directors are entitled to participate in the Buy-Back, but the Telstra Board has determined that selected executives involved in implementing the Buy-Back and their ‘related parties’ (as defined in the ASX Listing Rules) should not participate in the Buy-Back. As at 27 September 2004, the Directors of Telstra held or had a relevant interest in the following securities in Telstra:

Director	Shares[1]
Donald G McGauchie	35,652
Zygmunt E Switkowski[2]	135,650
John T Ralph	76,644
Samuel H Chisholm	0
Anthony J Clark	63,046
John E Fletcher	49,203
Belinda J Hutchinson	65,406
Catherine B Livingstone	26,584
Charles Macek	40,005
John W Stocker	83,956

[1]	These relevant interests include interests in Shares arising through superannuation funds, trusts and joint or other ownership structures.

[2]	Telstra’s non-executive directors do not hold options or similar equity based instruments in the company. The outstanding equity based instruments held by the Chief Executive Officer, Dr Zygmunt Switkowski, including performance rights/restricted shares, options and deferred remuneration plans are set out on page 40 of Telstra’s Annual Review 2004.

Telstra Corporation Limited

4. Additional information on the Buy-Back

4.15 ASIC and ASX Relief

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Telstra:

•	to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•	to use the scale back mechanism described in section 1.13;

•	to invite all shareholders to offer for sale Shares in accordance with the terms and conditions set out in the Buy-Back Documents rather than Telstra offering to buy back such Shares;

•	to invite shareholders with 600 Shares or less to offer Shares for sale only if they submit one Tender at either a specified price in the range or as a Final Price Tender;

•	to the extent necessary, not to accept any Tender from:

– the Commonwealth; or

– any other shareholder,

if acceptance would cause a contravention of the Telstra Corporation Act;

•	not to make an Invitation to, or accept any Tender received from, any Excluded Foreign Person;

•	to allow TESOP Participants to participate in the Buy-Back, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date; and

•	to appoint an agent in the United States to distribute this booklet and personalised tender forms to ADR Holders, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date.

The ASX has granted Telstra the following:

•	a waiver from ASX Listing Rule 7.40 to permit Telstra to despatch the Buy-Back Documents to shareholders within 10 business days after the Buy-Back record date;

•	a waiver from ASX Listing Rule 7.40 to allow TESOP Participants to participate in the Buy-Back, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date by dispatching Tender Forms to them at any time between 3 and no later than 20 business days after the Buy-Back record date; and

•	a waiver from ASX Listing Rule 3.8A to permit Telstra to lodge an Appendix 3F at least half an hour before the commencement of trading on the second business day after the Closing Date rather than the business day after the Closing Date.

4.16 Privacy

Telstra is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Telstra to process your Tender. If you do not provide this information, Telstra may be hindered in, or prevented from, processing your Tender.

The personal information collected by Telstra will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of Telstra, to a print and mail service provider, to Telstra’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the individual information collected by Telstra in relation to your shareholding, please write to Telstra, care of ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

Telstra Buy-Back Tender 2004

5. Examples of completed Tender Forms
The following examples are providedTelstra is not providing any advice as to whether you should tender your Shares, or at what price(s) you should tender.
Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. Telstra Corporation Limited 35

5. Examples of completed Tender Forms

5.1 Issuer Sponsored Holder tendering only at the Final Price (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (750 Shares) as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

Step 1: The number of Shares tendered as a Final Price Tender (750) was noted at Box B. No entries were made in Section C as the shareholder did not wish to tender any Shares at any of the specified prices.

Step 2: The total number of Shares tendered (750) was noted at Box D.

Step 3: The shareholder signed at Box E and inserted their contact details. The completed and signed Tender Form was then mailed/delivered to the Telstra Share Registry.

Tender Form 2004 – Issuer Sponsored Holders Telstra Corporation Limited ABN 33 051 775 556 THIS DOCUMENT IS IMPORTANT.IF YOU DO NOT UNDERSTAND IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY. Shares eligible for Tender as at 8 October 2004 A 7 5 0 Number of Shares and price per Share tendered into the Buy-Back I/We offer to sell the following Shares to Telstra at the Tender Price(s) specified below and on the terms and conditions set out in the Buy-Back Documents: Insert the number of Shares (if any) you wish STEP 1 B 7 5 0 Shares as a FINAL PRICE TENDER to tender at the final price AND / OR Insert the number of Shares (if any) you wish C to tender next to the price at which you wish + at A$ 4.05 per Share to tender those Shares + at A$ 4.15 per Share If the number of Shares shown in Box A is 600 or less, you must tender all of the Shares you wish to tender either as a Final Price Tender at Box B,or at one of the specified prices + at A$ 4.25 per Share at Box C.You cannot tender different parcels of Shares at different Tender Prices. + at A$ 4.35 per Share If the number of Shares shown in Box A is more than 600, you may tender different parcels of + at A$ 4.45 per Share Shares at different Tender Prices (refer Buy-Back Tender Booklet for examples). Each parcel of Shares tendered at a different + at A$ 4.55 per Share Tender Price is a separate Tender. + at A$ 4.65 per Share TOTAL NUMBER OF SHARES TENDERED = Important — Total number of Shares tendered STEP 2 D (total of Shares in Box B & Section C) 7 5 0 must not exceed quantity in Box A E Please sign within the boxes below in accordance with instructions overleaf Individual or Joint Shareholder 1 Individual or Joint Shareholder 2 Joint Shareholder 3 STEP 3 Sole Director and Sole Company Secretary Director / Company Secretary Director Please provide your contact details in the event we need to speak to you about your Tender: Date: 25 / 10 / 04 Sam Sample (03) 9999 9999 Contact name Contact daytime telephone TLS BBT001

Telstra Buy-Back Tender 2004

5.2 CHESS Holder tendering both at specified prices and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding at a combination of specified prices and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

Step 1: The number of Shares tendered as a Final Price Tender (1,000) was noted at Box B.

Step 2: The number of Shares tendered at the various specified prices was noted in Section C.

Step 3: The total number of Shares tendered (1,000+2,000+2,000+2,000=7,000) was noted at Box D.

Step 4: The shareholder signed at Box E, inserted their contact details and then either mailed/delivered the Tender Form, or verbally communicated their instructions, to the controlling CHESS participant.

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE TELSTRA SHARE REGISTRY.

Telstra Corporation Limited

6. Definitions and interpretation

6.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACH means Australian Clearing House Pty Limited (ABN 48 001 314 503).

ADR means an American Depositary Receipt.

ADR Holder means a holder of an ADR.

ASIC means the Australian Securities & Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASTC Settlement Rules means the settlement rules of the ASTC from time to time.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the ASX Listing Rules published and distributed by the ASX.

ATO means the Australian Taxation Office.

Board or Telstra Board means the Board of directors of Telstra.

Buy-Back means the buy-back of Shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and Telstra if Telstra accepts your Tender.

Buy-Back Date means the date and time Telstra announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which Telstra will buy back Shares from Tenders it accepts in the Buy-Back.

Buy-Back record date means 8 October 2004.

Capital Gains Tax Value for the purposes of the Buy-Back means:

$4.85 X	Closing S&P/ASX200 Index on the Closing Date 3,508.5

as explained in section 2.1.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Telstra.

CHESS Holding means a holding of Shares on the CHESS subregister of Telstra.

Closing Date means 7pm Melbourne time on Friday, 12 November 2004 for all shareholders on the Australian register, and 7pm New Zealand time on Friday, 12 November 2004 for all shareholders on the New Zealand register, unless the Board announces a later date.

Commonwealth means the Commonwealth of Australia.

Corporations Act means the Corporations Act 2001 (Cth).

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Excluded Foreign Person means any person holding Shares:

(a)	to whom Telstra would be prohibited from paying money pursuant to:

(i)	Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v)	any other act, rule or regulation prohibiting Telstra from making payments to foreign persons;

(b)	to whom the Invitation may not be lawfully made under the laws of the jurisdiction in which they are resident; or

(c)	whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Telstra determines it to be.

Invitation means the invitation by Telstra to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Telstra.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Telstra.

Liquid Interest-Bearing Assets means cash at bank and on hand, bank deposits, bills of exchange and short term debt instruments.

NZX means New Zealand Exchange Limited.

Priority Allocation means 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

Priority Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (600 Shares or less) as a result of the scale back and Priority Allocation.

Shares means fully paid ordinary shares in the capital of Telstra on issue as at Friday, 8 October 2004.

Small Holding means a holding of fewer than or equal to 600 Shares.

Telstra means Telstra Corporation Limited (ABN 33 051 775 556).

Telstra Corporation Act means Telstra Corporation Act 1991 (Cth)

Telstra Group means Telstra and its subsidiaries.

Telstra Share Registry means the share registry of Telstra maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Tender means a shareholder’s offer to sell nominated Shares back to Telstra at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this Buy-Back booklet.

Tender Form means the form of offer by a shareholder to sell nominated Shares to Telstra which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Price means one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

TESOP 97 means the Telstra Employee Share Ownership Plan 1997.

TESOP 99 means the Telstra Employee Share Ownership Plan 1999.

TESOP 97 Loan means the loan from Telstra under TESOP 97.

TESOP 99 Loan means the loan from Telstra under TESOP 99.

TESOP Loan means a TESOP 97 Loan and/or TESOP 99 Loan.

TESOP Participant means a beneficial holder of TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Participation Letter means the letter accompanying this booklet if you are a TESOP Participant.

TESOP 97 Shares means Shares, which are registered in the name of the TESOP Trustee on 8 October 2004 and held on trust for a TESOP Participant under the terms of TESOP 97.

TESOP 99 Shares means Shares, which are registered in the name of the TESOP Trustee on 8 October 2004 and held on trust for a TESOP Participant under the terms of TESOP 99.

TESOP Shares means TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Trustee means Telstra ESOP Trustee Pty Limited (ACN 080 180 285).

Withdrawal/Amendment Form means the form entitled ‘Tender Withdrawal/Amendment Form’, available on request from the Telstra Share Registry, that is required to withdraw or amend a Tender.

you or shareholder means a holder of Shares in Telstra.

6.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•	the singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•	a reference to currency is to Australian dollars; and

•	a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.

This Invitation, your Tender, and any Buy-Back Contract are governed by the laws of Victoria, Australia.

©Telstra Corporation Limited (ABN 33 051 775 556) 2004. TMTrade mark of Telstra Corporation Limited. ®Registered trade mark of Telstra Corporation Limited.

Media Release

18 October 2004	344/2004

Telstra achieves broadband milestone

Telstra today announced that more than one million broadband customers had been connected to its network across Australia.

Chief Executive Officer, Dr Ziggy Switkowski, said this milestone had been reached more than a year ahead of its original timetable and reflected extraordinary growth in demand for broadband services this year.

“This rate of customer uptake, and the passing of the one million milestone, were achieved faster than the adoption of other compelling communication services such as mobile telephony and subscription television,” Dr Switkowski said.

Figures to be released at Telstra’s first quarter results announcement on Wednesday will show that the company had connected 1,028,000 broadband subscribers as at 30 September 2004.

Of the reported number, 533,000 were BigPond customers while 495,000 were connected through Telstra Wholesale.

Telstra originally aimed to connect one million broadband customers by the end of 2005, but in the middle of 2004 it brought forward the target by six months because of the overwhelming positive market reaction to its broadband services. Even that revised target has been achieved well ahead of time.

“Telstra continues to see broadband and mobile services as key pillars of its future growth strategy,” Dr Switkowski said.

Telstra estimated that the total number of Australian broadband subscribers stood at about 1.3 million on 30 September 2004, and that approximately 16 per cent of Australian households now have a broadband connection while a further 55 per cent have a narrowband Internet service.

“Telstra’s broadband marketing and pricing moves in February ignited the market, and all providers have since experienced strong growth in demand following that initiative,” Dr Switkowski said.

“Interestingly, BigPond dial-up customer numbers continue to increase slowly,” Dr Switkowski said.

Continuing investment in Telstra’s network and exchanges means that broadband via ADSL is now available to about 10 million Australian households and businesses, representing more than 80 per cent of the population.

Telstra Corporation Limited ABN 33 051 775 556

Media Release

Broadband is also available via cable and satellite technology, meaning a national platform has emerged by which Australian consumers and businesses can meet their needs and aspirations.

Dr Switkowski confirmed that Telstra is on track to reach its target of achieving $1 billion in broadband revenues by the end of 2006.

Mr Bruce Akhurst, Group Managing Director, Telstra Broadband & Media, said that interest had been stimulated by Telstra’s ADSL Demand Register, which allows local communities to influence the company’s broadband rollout by registering their demand for high-speed Internet services.

“Telstra has already upgraded 1,151 telephone exchanges, and 102 of those upgrades have resulted from the ADSL Demand Register,” Mr Akhurst said.

“A further 256 exchanges have met their required level of demand and will be upgraded in the near future.”

Telstra Media Contact:
Rod Bruem
Tel: 02 9206 0092
Mbl: 0438 288 010

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/communications/media

Telstra Corporation Limited ABN 33 051 775 556

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited

04/05 First Quarter
Market Update

Pleasing revenue growth in first quarter

Highlights

•	Reported sales revenue increased by 6.9% or $349 million to $5,381 million. This includes $137 million from new acquisitions.

•	Underlying[2] sales revenue, including domestic and international activities, increased by 4.2% or $212 million to $5,244 million.

•	Underlying[2] domestic[3] sales revenue increased by 3.9% or $183 million to $4,859 million.

•	Mobile services revenue grew by 9.4% or $80 million.

•	Internet & IP Solutions grew by 31% or $73 million

•	Total broadband SIO’s has exceeded the 1 million target much earlier than anticipated.

•	Underlying advertising and directories grew by 16% or $29 million.

•	Pay TV bundling grew by 97% or $28 million

•	Underlying offshore revenue grew by 119% or $25 million due to Global Sales acquisition of customer and network bases.

•	Customers in Urban, Rural, and Remote areas of Australia continue to receive very high levels of service.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited
04/05 First Quarter
Market Update

Pleasing revenue growth in first quarter

Overview

Quarter ended 30 September 2004: Reported total revenue increased by 2.2%1 or $115 million to $5,424 million. This includes $137 million generated from new acquisitions including Trading Post, KAZ Group, PSINet Group and Damovo, offset by the decline in proceeds from asset and investment sales of $234 million, which included the prior year sale of IBMGSA for $154 million. Reported sales revenue increased by 6.9% or $349 million to $5,381 million.

Underlying2 total revenue increased by 2.8% or $143 million to $5,281 million. Underlying2 sales revenue, from domestic and international activities, increased by 4.2% or $212 million to $5,244 million. Growth occurred in the following products and services:

•	Total Mobiles grew by 8.3% or $78 million, with Mobile Services increasing by 9.4% or $80 million from higher call revenues and value added services.

•	Internet & IP Solutions grew by 31% or $73 million due to growth in Big Pond™ broadband, wholesale broadband and strong performing IP solution products;

•	Advertising and Directories grew by 16% or $29 million due largely to the growth in White Pages®;

•	Pay TV bundling grew by 97% or $28 million due to the introduction of digital TV; and

•	Offshore revenue grew by 119% or $25 million due to Global Sales acquisition of customer and network bases.

This was partly offset by lower:

•	PSTN Products down by 1.0% or $20 million due to reduced calling revenues across the PSTN product groups offset by increased PSTN access revenues; and

•	Specialised Data down by 6.8% or $18 million as customers migrate to newer technologies.

Underlying2 domestic3 sales revenue increased by 3.9% or $183 million to $4,859 million.

The following details the Telstra group revenue result for the quarter ended 30 September 2004.

Footnotes:

(1)	All percentages relate to growth on prior corresponding period (PCP)

(2)	Underlying numbers exclude proceeds from property and investment sales and revenues from the acquisitions of Trading Post, KAZ Group, PSINet Group and Damovo.

(3)	Domestic revenues exclude all offshore revenues.

(4)	Statistical data is represented in millions unless otherwise stated, and represents management’s best estimates.

04/05 First Quarter Market Update
20 October 2004

Telstra Corporation Limited and controlled entities

Mobiles

Total Mobiles revenue, including wholesale mobiles, grew by 8.3% or $78 million for the quarter ended 30 September 2004.

Mobile services revenue increased by 9.4% or $80 million for the quarter attributable to increases in access fees and call revenues of $33 million, value added services of $44 million and wholesale services of $3 million.

Access fees and call revenue achieved growth of 5.1% or $33 million due to the increase in mobile services of operation of 14% to 7.7 million and increased mobile voice minutes of 14%. However, growth generated by increased volumes was impacted by yield reductions.

These increases were generated by:

•	Growth in prepaid revenues of 21% or $14 million reflecting a 32% increase in prepaid services in operation and an increase in calling minutes of 40% offset by yield reductions due to promotions including 1c per minute on Telstra Prepaid Plus. The increase in services includes approximately 104,000 services impacted by the change in the deactivation policy made in April 2004;

•	Growth in postpaid revenues of 3.3% or $19 million attributable to the growth in postpaid calling minutes of 12% and an increase in postpaid services of 4.7%. This growth has been significantly offset by the increase in the customer usage of the included call allowance as well as from offers such as Bonus Options and Telstra Talk Plans.

•	Increase in value added services was achieved by:

     Growth in mobile data revenue of 26% or $27 million, attributable to:

•	Short Message Service (SMS) growth of 17% or $17 million as the number of messages grew by 25% or 108 million. Reductions resulted from increased discounting initiatives such as Telstra Rewards and Bonus Options which provide free text and picture messages or 15c text messages;

•	Other mobile data of 110% or $10 million due to growth in General Packet Radio Service (GPRS) usage including Telstra wireless access protocols (WAP). Data transmission volumes have increased as GPRS phones and hand held computers such as the Blackberry, gains popularity.

•	International roaming revenue growth of 39% or $17 million for the quarter due to increased minutes of use following the growth in international travel including around the Olympics and an increase in inbound roaming pricing to align Telstra’s charging structure with international standards.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

Internet and IP

For the quarter ended 30 September 2004, Internet and IP solutions increased by $73 million or 31%.

•	Growth of 48% or $31 million in Big Pond™ broadband is due to a 99% growth over prior corresponding period in Broadband retail subscribers to 533,000. Growth is due to the introduction of competitive pricing plans and increased internet usage. This is offset by a decline in the average revenue per user from the pricing plans, and unlimited usage and higher volume capped plans.

•	Wholesale broadband grew by 104% or $27 million with a 189% growth over prior corresponding period in subscribers to 495,000. This is offset by a decrease in yields of 23% for DSL Layer 2 Internet Grade and 71% for Flexstream following introduction of new pricing plans.

•	Total broadband SIO’s have exceeded the corporate target of 1 million, much earlier than anticipated.

•	Narrowband revenue has declined by 6.5%. The number of services in operation has increased by 2.4% in consumer and 2.5% in business. However, there was a decline in average revenue per user as higher end users migrate to broadband services and customers move to ‘unlimited usage’ plans resulting in decline in excess usage revenue.

•	Telstra’s IP solutions have also performed strongly growing by $15 million or 43% in the quarter. The growth is attributable to the commencement of a new contract, increasing installation revenue and the movement of customers from older technologies to IP WAN & MAN.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

PSTN Products

PSTN products decreased by 1.0% or $20 million to $1,995 million for the quarter. Reduced calling revenues across the PSTN product groups were offset by increased PSTN access revenues.

•	Basic access revenues grew by 7.8% to $853 million for the quarter reflecting the continuation of rebalanced pricing packages. These increases were offset by a 110,000 decline over prior corresponding period in the number of basic access lines to 10.34 million. This decline is a result of migration to other products such as ISDN, broadband and mobiles. Access line numbers fell by 30,000 in the quarter.

•	Local call revenue decreased by 10% or $40 million reflecting an 8.3% reduction in the number of calls as a result of product substitution to mobiles, fixed to mobiles and the internet and ISDN products. There was a reduction in yield due to an increase in package discounts and competitive pricing pressures.

•	National long distance revenue decreased by 9.2% or $27 million attributable to an 8.7% reduction in call minutes due to product substitution to mobiles, fixed to mobile, internet and ISDN. Average yield per minute decreased reflecting lower call caps offset by higher flagfall.

•	Fixed to mobile revenue declined by 0.7% or $3 million. The yield declined by 6.0% for the quarter as a result of business segment discounts, and migration of customers to PSTN plans with lower call rates and rewards benefits . This was offset by an increase in minutes of use of 5.3% due to continued growth in the number of mobile services in the Australian market.

•	International direct revenue has reduced by 10% for the quarter attributable to a 9.8% decline in the number of call minutes due to migration to aggressively priced prepaid calling cards and customers using other products such as e-mail and internet chat facilities. There was a slight decline in the yield due to lower call caps.

•	PSTN value added services reduced by 7.4% due to a decline in Call Return (*10#) and Messagebank® usage as a result of migration to the free product offering Telstra Home Messages 101®.

Specialised Data

Specialised data revenue decreased by 6.8% for the quarter reflecting a decline in mature products such as Leased Lines and DDS (Digital Data Services) where customers have migrated to newer technologies. Frame relay revenue declined although SIOs have increased as more customers take up IP WAN for which frame relay is the premium access.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

ISDN

ISDN revenue declined by 3.3% or $8 million with a 26% or $16 million decrease in ISDN data call revenue as corporate customers continued to migrate to more technologically advanced products such as IP products. This is partly offset by growth in voice revenue of 3.4% or $3 million and ISDN access revenue of 5.3% or $5 million due to the penetration into the SME and consumer markets for ISDN. The number of services grew by 7.8%.

Advertising & Directories

Reported advertising and directories revenues, including revenue generated by Trading Post, increased by 37% or $68 million for the quarter. Sensis Pty Ltd acquired the Trading Post Group in March 2004. Trading Post revenues of $39 million are excluded from the underlying results.

Underlying advertising and directories revenues increased by 16% or $29 million for the quarter. The revenue growth was attributed to White Pages® with additional colour listing options and growth in e-mail and web listings. Strong growth continues in Yellow Pages® print and Yellow Pages® online including location and navigation online products.

Intercarrier Services

Intercarrier services revenue decreased by 0.4% to $277 million for the quarter. PSTN terminating prices and volumes reduced in line with industry trends and wholesale transmission product revenue declined due to continued pricing pressures resulting from an oversupply of capacity in the market. The impact of ongoing reductions to mobile terminating prices was partly offset by volume increases. These revenue reductions were partly offset by increased SMS interconnect revenues due to higher volumes and increased use of higher yield products such as MMS and SMS Direct Connect (internet to mobile). Wholesale long distance and international revenue increased due to higher volumes.

Inbound calling products

Inbound calling products revenue declined by 1.7% to $117 million for the quarter. Competitive market pressures on prices have resulted in a decline in net yield and the customer base.

Solutions Management

Reported solutions management revenue increased by 80% or $101 million for the quarter and included revenue generated by the KAZ group of $86 million and Damovo of $1 million. Telstra acquired the KAZ Group in July 2004 and Damovo in September 2004.

Without the benefit of these acquisitions, underlying solutions management revenues increased by 11% or $14 million for the quarter. The growth is due to the commencement of significant new radio services construction contracts and an increase in managed wide area networks.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

Hong Kong CSL

In local currency (HK$), revenue increased by 6.7% for the quarter. This was achieved through strong growth in mobile handset sales due to the move into new customer segments and the launch of new models with advanced features; this also contributed to an increase in data revenue. Innovative content and applications and growth in international voice also contributed to the increase. However this has been partially offset by aggressive price competition, which has continued to reduce local voice revenue and average revenue per user.

In Australian dollars, revenue decreased 1.6% or $3 million for the quarter, with an adverse exchange rate impact of $15 million.

TelstraClear

In local currency (NZ$), revenue increased 3.8% for the quarter. On a stand-alone basis, including intercompany revenue, TelstraClear revenue increased 5.4%. Revenue growth has been achieved from continued strong retail revenue growth, mainly due to the large business segment growth and consumer/small business segment even though the consumer/small business segment was adversely impacted by aggressive incumbent competition. This increase has been partially offset by a decrease in wholesale revenue due to rate reductions in the wholesale market with international carriers.

In Australian dollars, revenue has increased 7.0% to $152 million for the quarter, which includes the positive impact of an improved exchange rate.

Offshore Revenue

Reported offshore revenue has increased by 157% or $33 million for the quarter and included revenue generated by PSINet of $8 million. Telstra acquired PSINet in August 2004.

Underlying offshore revenue grew by 119% or $25 million for the quarter. This is due to Global Sales acquiring the customer & network bases from Powergen and Cable Telecom in the UK in October 2003 and February 2004 respectively.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

Pay TV Bundling

There has been rapid growth in Pay TV bundling with revenue increasing by 97% or $28 million. Telstra’s bundled Foxtel subscribers have increased by 43% to 253,000. Austar bundling now has 35,000 subscribers. The growth in services is due to the introduction of digital TV and a change to the packaging and bonus option introduced in June 2004.

Payphones

Payphone revenue has declined by 14%. While the number of payphones has remained steady the decrease is due to lower usage because of product substitution to prepaid calling cards and mobile phones.

Other Sales & Services

Reported other sales and services increased by 11% or $17 million and included revenue of $1 million generated by the KAZ group, acquired by Telstra in July 2004.

Underlying other sales and services revenue grew by 11% or $16 million. This included revenue growth from increased HFC Cable usage, which included receipts for cable utilisation from Foxtel, miscellaneous revenue attributable to the introduction of merchant fee charges on credit card payment of bills, commercial recoverable works including Foxtel Pay TV digital conversion, and Telstra information & connection services due to the launch of the 1234 service.

Revenue growth is marginally offset by a decline in card services attributable to competition in the international calling card market and substitution by mobiles and reverse charge products by competitors. Virtual Private Network declined as customers continue to be offered new tariff options to migrate to IP technology. External Construction revenue reduced due to lower industry construction activity levels.

Other Revenue

Reported other revenue decreased by 85% or $234 million to $43 million. Proceeds from investment sales declined by $165 million, which included the prior year sale of IBMGSA for $154 million.

Underlying other revenue decreased by 65% or $69 million for the quarter reflecting the fall in proceeds from sale of plant and equipment of $53 million. In addition government receipts from grants reduced. Rent received for property and vehicles declined due to lower levels of Telstra fleet hire and property rental.

Service

Telstra continues to provide high service levels across Australia as evident in the recent Australian Communications Authority report for the June 2004 quarter. National Customer Service Guarantee (CSG) performance for connections was 92% and fault repairs 91%. CSG performance was above 90% in all categories, urban, rural and remote areas.

The June 2004 service report also shows that Telstra’s Priority Assistance Program delivered high service levels with 96% of connections and faults in the quarter repaired within the required time frame.

Outlook

•	There is no change to the current full year outlook guidance.

•	We continue to reinvest in customer service improvements to strengthen our competitive position.

•	Revenue growth rates will continue to track toward industry growth rates in 2006.

•	The company continues to focus on maintaining operating margins over the course of the year.

•	Core domestic operating capital expenditure is expected to be $3 billion plus 3G expenditure.

•	The company continues to generate strong free cash flow.

•	We remain committed to delivering our 3 year capital management program.

0415 First Quarter Market Update 20 October 2004

Telstra Corporation Limited and controlled entities

Strategic Direction

Our objective remains to drive our domestic business by accelerating uptake of broadband products and strengthening mobile market share. We see customer relationship and excellent customer service as key to a continuing strong market share position and fundamental to protecting PSTN product revenue and producing balanced results across our portfolio.

Management remains committed to maintaining margins from a focus on profitable revenue growth and our $800 million cost reduction program, which combined with capital expenditure management, will continue to generate strong free cashflow.

Recent acquisitions have met both our strategic fit and investment criteria. The strategy of managing cashflow growth and investing in acquisitions that meet our investment criteria, while remaining committed to our capital management program, is directed at improving overall returns to our shareholders.

For enquiries on this announcement please contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: investor.relations@team.telstra.com

0415 First Quarter Market Update 20 October 2004

Market Update
for three months ending 30 September 2004

	Q1 04/05	Q1 04/05	Q1 03/04	Q1 03/04	Reported	Underlying	Underlying
	Reported	Underlying	Reported	Underlying	Growth %	Growth %	Movement
$ millions
Mobiles
Mobile services	928	928	848	848	9.4	9.4	80
Mobile handsets	95	95	97	97	(2.1)	(2.1)	(2)

Total Mobiles	1,023	1,023	945	945	8.3	8.3	78
Internet and IP solutions
BigPond narrowband	72	72	77	77	(6.5)	(6.5)	(5)
BigPond broadband	96	96	65	65	47.7	47.7	31
Wholesale broadband	53	53	26	26	103.8	103.8	27
Wholesale internet direct	6	6	4	4	50.0	50.0	2
Internet direct	30	30	29	29	3.4	3.4	1
IP solutions	50	50	35	35	42.9	42.9	15
Other	3	3	1	1	200.0	200.0	2

Total Internet and IP solutions	310	310	237	237	30.8	30.8	73
PSTN Products
Basic access	853	853	791	791	7.8	7.8	62
Local calls	354	354	394	394	(10.2)	(10.2)	(40)
PSTN value added services	63	63	68	68	(7.4)	(7.4)	(5)
National long distance calls	265	265	292	292	(9.2)	(9.2)	(27)
Fixed to mobile	399	399	402	402	(0.7)	(0.7)	(3)
International direct	61	61	68	68	(10.3)	(10.3)	(7)

Total PSTN	1,995	1,995	2,015	2,015	(1.0)	(1.0)	(20)
Specialised Data	246	246	264	264	(6.8)	(6.8)	(18)
ISDN (Access and Calls)	231	231	239	239	(3.3)	(3.3)	(8)
Advertising and Directories	253	214	185	185	36.8	15.7	29
Intercarrier services	277	277	278	278	(0.4)	(0.4)	(1)
Inbound calling products	117	117	119	119	(1.7)	(1.7)	(2)
Solutions management	227	140	126	126	80.2	11.1	14
HK CSL	188	188	191	191	(1.6)	(1.6)	(3)
TelstraClear	152	152	142	142	7.0	7.0	10
Offshore Revenue	54	46	21	21	157.1	119.0	25
PayTV Bundling	57	57	29	29	96.6	96.6	28
Customer premises equipment	44	42	46	46	(4.3)	(8.7)	(4)
Payphones	31	31	36	36	(13.9)	(13.9)	(5)
Other sales & services
Telstra Information & Connection Services	35	35	29	29	20.7	20.7	6
Card Services	15	15	17	17	(11.8)	(11.8)	(2)
Security products	13	13	13	13	0.0	0.0	0
Customnet & Spectrum	29	29	28	28	3.6	3.6	1
HFCCable TV	16	16	10	10	60.0	60.0	6
Commercial & Recoverable Works	14	14	9	9	55.6	55.6	5
External Construction	17	17	19	19	(10.5)	(10.5)	(2)
Other	37	36	34	34	8.8	5.9	2

Total Other sales & service	176	175	159	159	10.7	10.1	16

Total Sales revenue	5,381	5,244	5,032	5,032	6.9	4.2	212
Other revenue	43	37	277	106	(84.5)	(65.1)	(69)

Total revenue	5,424	5,281	5,309	5,138	2.2	2.8	143

Domestic Sales Revenue	4,988	4,859	4,676	4,676	6.7	3.9	183

Selected Statistical Data
Mobile voice telephone minutes		1,678		1,473		13.9	205
Short Message Service (SMS) (number of messages)		539		432		25.0	108
Mobile services in operation (thousands)		7,665		6,720		14.1	945
Broadband Retail subscribers		533		267		99.4	266
Broadband Wholesale subscribers		495		172		188.6	324
Total Broadband subscribers (thousands)		1,028		439		134.3	589
Narrowband subscribers (thousands)		1,209		1,180		2.4	29
Basic access lines in service		10.34		10.45		(1.0)	(0.11)
Local calls (number of calls)		2,233		2,435		(8.3)	(202)
National long distance minutes		2,002		2,193		(8.7)	(191)
Fixed to mobile minutes		1,096		1,041		5.3	55
International direct minutes		149		165		(9.8)	(16)
ISDN access (basic lines equivalents) (thousands)		1,305		1,210		7.8	95
Total Foxtel SIOs (thousands)		941		849		10.8	91

Footnotes:

(1) All percentages relate to growth on prior correspoinding period (PCP)

(2) Underlying excludes Asset Sales except for those under PP&E, Trading Post, KAZ Group, PSInet and Damovo.

(3) Domestic revenues exclude all offshore revenue.

(4) Statistical data is represented in millions unless otherwise stated, and represents management’s best estimates.

(5) Refer to page 12 for product reconciliation details for prior quarter.

(6) Total Foxtel SIOs is total Foxtel services in operation, inclusive of Telstra bundled services.

Telstra Corporation Limited (ABN 033 051 775 556)
Quarterly Data
Quarter Ended 30 September 2004

Summary Underlying(I) Quarterly Data	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii
	Sep-03	Sep-03	Dec-03	Dec-03	Dec-03	Dec-03	Mar-04	Mar-04
Revenue
Mobiles
Mobile services	848	3.4%	893	9.2%	1,740	6.2%	853	9.6%
Mobile handsets	97	40.6%	89	(12.7%)	186	8.1%	79	(24.0%)

Total Mobiles	945	6.3%	982	6.7%	1,926	6.4%	932	5.7%
Internet and IP solutions	237	24.7%	231	14.9%	468	19.7%	255	28.8%
PSTN products
Basic access	791	3.4%	819	3.5%	1,610	3.5%	795	2.2%
Local calls	394	(0.8%)	384	(3.8%)	778	(2.3%)	370	(3.6%)
PSTN value added services	68	0.0%	66	(10.8%)	134	(5.0%)	62	(12.7%)
National long distance calls	292	2.5%	286	(4.0%)	578	(0.7%)	278	(3.5%)
Fixed to mobile	402	8.4%	407	6.5%	808	7.3%	398	6.1%
International direct	68	(15.0%)	71	(12.3%)	139	(13.7%)	65	(11.0%)

Total PSTN products	2,015	2.5%	2,033	0.4%	4,047	1.5%	1,968	0.0%
Specialised Data	264	(2.9%)	253	(7.3%)	517	(5.1%)	258	(5.1%)
ISDN (Access and Calls)	239	(3.6%)	234	(2.9%)	473	(3.3%)	229	1.8%
Advertising and Directories	185	9.5%	584	3.9%	769	5.2%	237	10.7%
Intercarrier services	278	(6.1%)	284	(0.7%)	563	(3.3%)	266	(2.9%)
Inbound calling products	119	(5.6%)	119	(4.0%)	238	(4.8%)	120	(1.6%)
Solutions management	126	10.5%	107	(14.4%)	233	(2.5%)	117	3.5%
Hong Kong CSL	191	(21.7%)	186	(22.5%)	377	(22.1%)	167	(31.3%)
TelstraClear	142	2.9%	140	3.7%	282	3.3%	144	2.1%
Offshore Revenue	21	(8.7%)	37	146.7%	58	52.6%	41	141.2%
PayTV	29	NA	35	NA	65	NA	41	583.3%
Customer premises equipment	46	(6.1%)	46	(9.8%)	92	(8.0%)	47	(4.1%)
Payphones	36	(2.7%)	37	(2.6%)	72	(4.0%)	36	(5.3%)
Other sales & service	159	(34.8%)	116	(48.7%)	276	(41.3%)	148	(26.7%)

Sales revenue	5,032	0.5%	5,424	(0.7%)	10,456	(0.1%)	5,006	0.8%
Other revenue	52	(3.7%)	42	(26.3%)	94	(15.3%)	55	17.0%
Total revenue	5,084	0.5%	5,466	(1.0%)	10,550	(0.3%)	5,061	1.0%

Selected statistical data iv
Mobile voice telephone minutes	1,473	15.9%	1,538	16.2%	3,011	16.1%	1,554	20.6%
Short Message Service (SMS) (number of messages)	432	49.0%	478	39.8%	910	44.0%	489	28.6%
Mobile services in operation (thousands) iii	6,720	14.2%	6,985	14.5%	6,985	14.5%	7,169	13.1%
Broadband Retail subscribers	267	57.8%	287	52.8%	287	52.8%	337	60.7%
Broadband Wholesale subscribers	172	362.5%	220	288.9%	220	288.9%	281	249.9%
Total Broadband subscribers (thousands)	439	112.6%	507	107.5%	507	107.5%	618	113.0%
Narrowband subscribers (thousands)	1,180	8.9%	1,178	6.8%	1,178	6.8%	1,197	5.6%
Basic access lines in service	10.45	(0.8%)	10.44	(0.4%)	10.44	(0.4%)	10.43	(0.5%)
Local calls (number of calls)	2,435	(3.7%)	2,396	(3.8%)	4,831	(3.7%)	2,324	(3.0%)
National long distance minutes	2,193	(6.5%)	2,150	(6.9%)	4,343	(6.7%)	2,128	(6.6%)
Fixed to mobile minutes	1,041	7.3%	1,058	7.5%	2,099	7.4%	1,070	8.1%
International direct minutes	165	(13.4%)	173	(11.9%)	338	(12.7%)	161	(10.7%)
ISDN access (basic lines equivalents) (thousands)	1,210	(1.2%)	1,224	2.9%	1,224	2.8%	1,250	4.2%
Total Foxtel SIOs (thousands)	849	5.6%	862	6.6%	862	6.6%	867	6.3%

[Additional columns below]

[Continued from above table, first column(s) repeated]

Summary Underlying(I) Quarterly Data	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii
	Jun-04	Jun-04	Jun-04	Jun-04	Sep-04	Sep-04
Revenue
Mobiles
Mobile services	877	6.6%	3,470	7.1%	928	9.4%
Mobile handsets	87	(20.9%)	352	(8.8%)	95	(2.1%)

Total Mobiles	964	3.3%	3,822	5.4%	1,023	8.3%
Internet and IP solutions	289	26.8%	1,013	24.0%	310	30.8%
PSTN products
Basic access	832	11.2%	3,237	5.0%	853	7.8%
Local calls	356	(8.0%)	1,504	(4.0%)	354	(10.2%)
PSTN value added services	63	(7.4%)	259	(7.5%)	63	(7.4%)
National long distance calls	265	(9.2%)	1,121	(3.5%)	265	(9.2%)
Fixed to mobile	391	0.5%	1,597	5.3%	399	(0.7%)
International direct	62	(12.7%)	266	(13.4%)	61	(10.3%)

Total PSTN products	1,969	0.7%	7,984	0.9%	1,995	(1.0%)
Specialised Data	260	(7.5%)	1,035	(5.7%)	246	(6.8%)
ISDN (Access and Calls)	225	(1.3%)	927	(1.6%)	231	(3.3%)
Advertising and Directories	301	10.3%	1,307	7.4%	214	15.7%
Intercarrier services	274	(2.1%)	1,103	(2.9%)	277	(0.4%)
Inbound calling products	118	(3.3%)	476	(3.6%)	117	(1.7%)
Solutions management	139	3.0%	489	0.4%	140	11.1%
Hong Kong CSL	182	0.6%	726	(20.0%)	188	(1.6%)
TelstraClear	148	10.4%	574	4.7%	152	7.0%
Offshore Revenue	50	455.6%	149	132.8%	46	119.0%
PayTV	48	182.4%	154	569.6%	57	96.6%
Customer premises equipment	45	0.0%	184	(5.2%)	42	(8.7%)
Payphones	33	(5.7%)	141	(4.7%)	31	(13.9%)
Other sales & service	186	(9.7%)	609	(30.6%)	175	10.1%

Sales revenue	5,231	3.3%	20,693	1.0%	5,244	4.2%
Other revenue	64	(38.5%)	213	(18.7%)	37	(65.1%)
Total revenue	5,295	2.5%	20,906	0.7%	5,281	2.8%

Selected statistical data iv
Mobile voice telephone minutes	1,580	15.2%	6,145	16.9%	1,678	13.9%
Short Message Service (SMS) (number of messages)	504	25.7%	1,903	34.7%	539	25.0%
Mobile services in operation (thousands) iii	7,604	15.8%	7,604	15.8%	7,665	14.1%
Broadband Retail subscribers	424	76.8%	424	76.8%	533	99.4%
Broadband Wholesale subscribers	379	213.4%	379	213.4%	495	188.6%
Total Broadband subscribers (thousands)	803	122.6%	803	122.6%	1,028	134.3%
Narrowband subscribers (thousands)	1,194	3.1%	1,194	3.1%	1,209	2.4%
Basic access lines in service	10.37	(0.9%)	10.37	(0.9%)	10.34	(1.0%)
Local calls (number of calls)	2,242	(5.8%)	9,397	(4.0%)	2,233	(8.3%)
National long distance minutes	2,049	(8.0%)	8,520	(7.0%)	2,002	(8.7%)
Fixed to mobile minutes	1,057	5.8%	4,226	7.1%	1,096	5.3%
International direct minutes	152	(11.8%)	651	(12.0%)	149	(9.8%)
ISDN access (basic lines equivalents) (thousands)	1,288	6.2%	1,288	6.2%	1,305	7.8%
Total Foxtel SIOs (thousands)	901	7.9%	901	7.9%	941	10.8%

Footnotes:

(i) Fiscal 2004/2005 and its comparative year exclude Trading Post, Kaz Group, PSInet and Damovo and proceeds from property and investment sales. Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales.

(ii) All percentages relate to growth on prior corresponding period.

(iii) Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period and reflects recent changes in deactivation policy in Q4 2003/2004.

(iv) Statistical data is represented in millions unless otherwise stated.

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures with the reported format for quarter ended 30 September 2003
Quarter Ended 30 September 2004

	Underlying[i]
	previously	Underlying[i]
	released	New Hierarchy
	Sep-03	Sep-03	Movement
	$m	$m	$m	Included
Total Mobiles	942	945	3	CDMA Wholesale Domestic Resale
Internet and IP solutions	235	237	2	Wholesale Access Other (incl HDSL)
Total PSTN products	2,015	2015	—
Specialised Data	260	264	4	Wholesale ATM
				Wholesale Other Data
ISDN Products	237	239	2
Advertising and Directories	185	185	—
Intercarrier services	287	278	(9)
Inbound calling products	119	119	—
Pay TV Bundling	—	29	29	Pay TV Bundling
Solutions management	126	126	—
Various controlled entities (excluding HK CSL & Tclear)	31	—	(31)
Offshore Revenue	—	21	21	Offshore revenue
Hong Kong CSL	191	191	—
Telstra Clear	142	142	—
Customer premises equipment	46	46	—
Payphones	36	36	—
Other sales & service	180	159	(21)	ISDN PMO Access
				HFC Cable TV
Sales revenue	5,032	5,032	—
Other revenue	52	106	54	Proceeds from Sale Other Plant & Equipment
				Proceeds from Sales Fleet
Total revenue	5,084	5,138	54	Proceeds from Plant & Equipment asset
				sales now included in underlying results

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amount		Amount
	$m	Excluded	$m
Total Mobiles	3
Internet and IP solutions	2
Total PSTN products
Specialised Data	3
	1
ISDN Products		ISDN PMO Access	(2)
Advertising and Directories
Intercarrier services		Wholesale ATM	3
		CDMA Wholesale Domestic Resale	3
		Wholesale Access Other (incl HDSL)	2
		Wholesale Other Data	1
Inbound calling products
Pay TV Bundling	29
Solutions management
Various controlled entities (excluding HK CSL & Tclear)		Offshore revenue	21
		HFC Cable TV	10
Offshore Revenue	21
Hong Kong CSL
Telstra Clear
Customer premises equipment
Payphones
Other sales & service	(2)	Pay TV Bundling	29
	10
Sales revenue
Other revenue	48
	6
Total revenue	54

i Underlying numbers exclude proceeds from property and investment sales and revenues from the acquisitions of Trading Post, Kaz Group, PSINet Group and Damovo.

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
First Quarter Ended 30 September 2004

This schedule details the adjustments made to the reported results for the fiscal of years 30 June 2005 and 2004 to arrive at the underlying business performance.

$m
	September							September
	04/05	Asset /						04/05
	Reported	Investment					Total	Underlying
Fixed to mobile		Sales	Trading Post	KAZ	PSINet	Damovo	Adjust.
Total Mobiles	1,023						0	1,023
Internet and IP solutions	310						0	310
Total PSTN	1,995						0	1,995
Specialised Data	246						0	246
ISDN (Access and calls)	231						0	231
Advertising and Directories	253		(39)				(39)	214
Intercarrier services	277						0	277
Inbound calling products	117						0	117
Solutions management	227			(86)		(1)	(87)	140
HK CSL	188						0	188
Telstra Clear	152						0	152
Offshore Revenue	54				(8)		(8)	46
PayTV	57						0	57
Customer premises equipment	44					(2)	(2)	42
Payphones	31						0	31
Other sales & service	176			(1)	0	0	(1)	175

Sales revenue	5,381	0	(39)	(87)	(8)	(3)	(137)	5,244
Other revenue	43	(6)	0	0	0	0	(6)	37

Total revenue	5,424	(6)	(39)	(87)	(8)	(3)	(143)	5,281

[Additional columns below]

[Continued from above table, first column(s) repeated]

$m
	September			September	Reported	Underlying	Underlying
	03/04 Reported	Asset /		03/04	Growth	Growth	M/ment
		Investment	Total	Underlying	%	%
Fixed to mobile		Sales	Adjust.
Total Mobiles	945		0	945	8.3%	8.3%	78
Internet and IP solutions	237		0	237	30.8%	30.8%	73
Total PSTN	2,015		0	2,015	(1.0%)	(1.0%)	(20)
Specialised Data	264		0	264	(6.8%)	(6.8%)	(18)
ISDN (Access and calls)	239		0	239	(3.3%)	(3.3%)	(8)
Advertising and Directories	185		0	185	36.8%	15.7%	29
Intercarrier services	278		0	278	(0.4%)	(0.4%)	(1)
Inbound calling products	119		0	119	(1.7%)	(1.7%)	(2)
Solutions management	126		0	126	80.2%	11.1%	14
HK CSL	191		0	191	(1.6%)	(1.6%)	(3)
Telstra Clear	142		0	142	7.0%	7.0%	10
Offshore Revenue	21		0	21	157.1%	119.0%	25
PayTV	29		0	29	96.6%	96.6%	28
Customer premises equipment	46		0	46	(4.3%)	(8.7%)	(4)
Payphones	36		0	36	(13.9%)	(13.9%)	(5)
Other sales & service	159		0	159	10.7%	10.1%	16

Sales revenue	5,032	0	0	5,032	6.9%	4.2%	212
Other revenue	277	(171)	(171)	106	(84.5%)	(65.1%)	(69)

Total revenue	5,309	(171)	(171)	5,138	2.2%	2.8%	143

22 October 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Offer from King Win Laurel International Limited

Telstra received on 18 October 2004 an unsolicited offer from King Win Laurel International Limited a company incorporated in New Zealand to acquire all the shares in Telstra Corporation Limited including those shares held by the Commonwealth of Australia. This offer has received some coverage in the media in recent days.

Telstra has had no previous contact or dealings with King Win Laurel International Limited. The offer would appear to face a number of insurmountable hurdles including the provisions of the Telstra Corporation Act that require the Commonwealth of Australia to hold at least 50.1% of the shares in Telstra and that no individual foreign person or company holds more than 5% of the non-Commonwealth owned shares in Telstra. The offer does not meet the requirements of the Corporations Act with respect to takeovers and appears likely to be a hoax.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

22 October 2004	353/2004

Resignation of Sensis Chief Executive Officer

Sensis Chief Executive Officer, Mr Andrew Day, today announced his decision to resign effective 31 December, 2004, to take up a position as Chief Executive Officer of the European-based World Directories Company, recently acquired by APAX-CINVEN.

“Although we are sorry to see Andrew Day depart Sensis, he will leave the business in an extremely strong position,” Mr Bruce Akhurst, Sensis Chairman, said today.

“Sensis is delivering strong and sustainable revenue and profit growth, and the business is executing a sound diversification strategy that both protects and enhances the core directory business.

“Telstra is absolutely committed to the Sensis growth strategy without any change of direction, and we will continue to strongly support the high-performing Sensis leadership team and Sensis staff,” Mr Akhurst said.

Since being appointed CEO of Sensis in October 1999, Mr Day has led the company on an impressive growth journey which has seen Sensis evolve from being a largely print-based directory company to become one of Australia’s leading multi-channel, search and advertising businesses.

“It is a testament to all Sensis staff that the business is in such a strong position,” Mr Akhurst said.

“I am very confident that the existing leadership team, most of whom have been with Sensis for several years, will continue to develop Sensis into an even stronger company over the years ahead,” Mr Akhurst said.

Telstra has commenced the process of recruiting a new Chief Executive Officer for Sensis.

Media Contacts –

Andrew Maiden (Telstra): 02 9298 5259 or 0428 310 700
Felicity Hand (Sensis): 03 8653 4700 or 0417 566 061

About Sensis Pty Ltd

Sensis is a leading Australian advertising and search company. We deliver innovative and integrated search solutions via print, online, voice and wireless channels to connect Australians 24 hours a day, seven days a week. Our powerful, multi-channel portfolio provides an unparalleled local information source incorporating: the White Pages® and Yellow Pages® directories; the CitySearch® lifestyle site; the Whereis® location and navigation database; and Sensis Classifieds, comprising of the Trading Post®, Autotrader™, Just Listed™ products and the Zest for Life Magazine.

Sensis is the advertising subsidiary of Telstra Corporation Limited. The Sensis Group employs over 2,300 people directly and an additional 800 people are employed in Sensis Classifieds (formerly The Trading Post Group). Sensis’ 420,000 customer base is further augmented by the thousands of people who buy and sell goods in Sensis Classifieds’ stable of weekly and monthly classifieds publications.

Sensis also has a majority shareholding in Invizage Technology, one of Australia’s market leaders in IT services to small and medium sized enterprises. ® and ™ - registered trade marks of Telstra Corporation Limited.

Media Release

26 October 2004	357 / 2004

Telstra to launch its first-ever $NZ bond

Telstra today announced plans for a possible seven to 10 year long-term $NZ bond, raising $NZ150-200 million, which will be marketed via investor roadshows in Auckland and Wellington on 9 November, 2004.

The roadshow presentations will target key institutional investors and will be conducted by Telstra’s Chief Financial Officer and TelstraClear Director, Mr John Stanhope and Corporate Treasurer, Mr Cliff Davis.

The proposed borrowing complements Telstra’s existing $NZ Commercial Paper Program which has operated successfully since 2002 with average amounts on issue of over $NZ 200 million.

Mr Stanhope said, “Telstra’s entry into the market continues the process of diversifying Telstra’s global funding sources with the New Zealand market able to provide pricing which is competitive with Euro, $US and $A.

“This bond issue reflects our long-term commitment to New Zealand and provides efficient funding in a currency for which we have a natural appetite due to our substantial investment in TelstraClear, a 100 per cent subsidiary and New Zealand’s second largest full service carrier.

“It also demonstrates our confidence in the NZ bond market to provide efficient long-term funding,” he said

The timing of the NZ roadshow follows Telstra’s successful EUR 500 million 10 year bond issue in July and the recently announced plan for an $A 500 million bond to be completed in early November.

The bond proceeds will be principally used for the financing of TelstraClear and will largely replace derivatives-based $NZ debt that has been in place to date.

Telstra has appointed ANZ Investment Bank and Westpac Institutional Bank as Joint Lead Managers to arrange roadshows and manage the proposed issue.

Telstra is rated A+ (S&P), A1 (Moody’s) and A+ (Fitch). All ratings have a stable outlook.

Telstra Media Contact
Kerrina Lawrence
Tel: +61 3 9634 5611
Mobile: +61 419 352 313

Telstra’s Media Centre is located at: www.telstra.com.au/communications/media

Nzd8

Telstra Corporation Limited ABN 33 051 775 556

SENATOR THE HON HELEN COONAN MINISTER FOR COMMUNICATIONS, INFORMATION TECHNOLOGY AND THE ARTS	SENATOR THE HON NICK MINCHIN MINISTER FOR FINANCE AND ADMINISTRATION

Joint Media Release

61/04

TELSTRA’S PROPOSED SHARE BUY-BACK

The Government continues to support the focus of the Telstra Board on its program of capital management, and focusing on meeting the needs and expectations of customers.

Telstra’s proposal to conduct an off-market share buy-back of $750 million provides Telstra shareholders with an opportunity to sell some or all of their current shareholdings.

Consistent with the position adopted in Telstra’s 2003 buy-back, the Government has decided that it will not participate in the proposed share buy-back.

27 October 2004

Media Contact:	Matt Stafford David Wawn	0417 682 578 0409 866 462

28 October 2004	Office of the Company Secretary

The Manager
Level 41
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Chairman and Chief Executive Officer’s presentations

In accordance with Listing Rule 3.13.3, I enclose the Chairman and CEO’s presentations to shareholders, which will be delivered today at the Telstra Corporation Limited 2004 Annual General Meeting.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

TELSTRA ANNUAL GENERAL MEETING 2004

MR DONALD McGAUCHIE, CHAIRMAN, ADDRESS TO SHAREHOLDERS

Introduction

Good morning ladies and gentlemen,

I’m Donald McGauchie, the Chairman of your company.

I welcome you to the 2004 Annual General Meeting.

I also welcome shareholders viewing today’s proceedings on our Investor Relations website.

A quorum is present and I declare this Meeting open.

Let me start by introducing the Board members senior executives and the company’s auditor.

Our aim is a less formal approach, so we have only four people on stage with the rest of the directors in the front row.

Directors have been available to meet with you before the meeting and, those who can, will do so afterwards.

Joining me on the stage are:

John Stanhope, our Chief Financial Officer
Ziggy Switkowski, our Managing Director and CEO
Douglas Gration, our Company Secretary.

In the front row, we have my fellow directors:

John Ralph, Deputy Chairman, John Stocker, Chair of the Audit Committee, Sam Chisholm, Anthony Clark, John Fletcher, Belinda Hutchinson, Catherine Livingstone, Charles Macek.

Also in the front row are:

Bruce Akhurst – Group General Counsel, and Telstra’s Senior Leadership Team.

Welcome also to Mr Michael Watson from the Australian National Audit Office our external auditors.

I also thank our Telstra Friends staff volunteers who greeted many of you when you arrived today. They do a wonderful job!

I’ll now outline the procedure for today’s meeting. Following my formal address, Ziggy will report on the company’s operations for the financial year ended 30 June 2004 and make some comments on the immediate outlook.

After Ziggy, we will consider the remaining items on the agenda, specifically, discussion of the company’s financial statements and reports and the election and re-election of directors.

This year, we invited shareholders to submit questions to be raised today. The response was very good, with many shareholders submitting questions. Thank you. I’ll be addressing the more frequently asked ones and the key themes raised later. Of course, I will also take your questions from the floor.

So that the meeting can conclude at a reasonable time, I won’t be adjourning for lunch. You’re very welcome to enjoy the light lunch served in the foyer from around 12.30.

We invite your comments on improvements for future Annual General Meetings. You will have received a questionnaire when you registered. I invite you to complete it and place it in the questionnaire boxes when you leave.

Overview of the board

Ladies and Gentlemen, it’s a privilege to have been elected Chairman of Telstra.

I have been a Director of Telstra for six years and Chairman of the Telstra Country Wide Advisory Board since it began four years ago. I am thoroughly familiar with the issues, challenges and opportunities facing our company.

I thank the previous Chairman, Bob Mansfield, for his significant contribution.

I also thank John Ralph for his leadership of the Board as interim chairman.

I also note the resignations during the year of two of our directors: Bill Owens, who left the Board in May to head up Nortel Networks; and Sam Chisholm, who steps down from the Board at the end of today’s meeting, but will remain associated with the company as

Chairman of Foxtel.

I sincerely thank them all for their valuable contributions and I wish them well.

Corporate Governance

You can be assured we will follow the highest standards in Corporate Governance, ensuring that transparency, accountability, and appropriate and expected controls are in place.

We comply with the ASX’s ‘Principles of Good Corporate Governance and Best Practice Recommendations’.

Our efforts have been recognised in the recently released Horwath 2004 Corporate Governance Report, where Telstra was ranked top of Australia’s 250 largest listed companies.

We also received the Continuous Disclosure Awards at the 2004 Australasian Reporting Awards and Best Ongoing Management of Continuous Disclosure at the 2004 Investor Relations Magazine Awards.

This recognition is well deserved, and it’s a demonstration of the seriousness with which we take corporate governance.

Executive Remuneration is another area that’s always carefully considered by your Board.

We fully recognise the importance of community standards and remain very conscious of our stewardship of your investment.

I will explain executive remuneration in more detail when addressing the questions later.

A brief comment on our Ownership Structure, as the future of the Government’s majority ownership is a significant consideration for all of us.

The relationship with our major shareholder is a key governance issue.

The decision to sell or retain that ownership rests with Parliament.

We will work with the Government in the best interests of all shareholders.

Let me now address Corporate Social Responsibility.

This issue goes to the heart of the sort of company we want to be. For us, Corporate Social Responsibility is not rhetoric.

One example is our unique Telstra Friends volunteer program. In the past year, more than 4,000 of our staff donated some 19,000 hours of their personal time at more than 300 community events raising more than $185,000 for charities. The community initiatives supported include Clean Up Australia Day, Walk for Diabetes, and the Victor Chang Healthy Heart Day.

Also, part of our Corporate Social Responsibility is Telstra’s active promotion of work/life balance, equal opportunity, maternity leave, flexible work arrangements, career fulfilment, fair treatment, leadership opportunities, workplace diversity – they all demonstrate our commitment to building a better workplace.

The Telstra Foundation was established in 2002 with a mission to make a positive and lasting difference to the lives of Australian children and young people.

Whilst funded by Telstra, it operates with an independent Board.

The Foundation comprises two funds:

•	The main fund is the Community Development Fund. It provides substantial grants to support innovative programs tackling serious issues affecting children and young people;

•	The other is the Telstra’s Kids Fund. It makes small grants to groups involving children in the families of Telstra employees. It’s a great way for employees to be involved in philanthropy in their local communities.

So far, the Community Development Fund has supported 203 projects with grants totalling $8.9 million. The Kids Fund has funded more than 1800 not-for-profit community groups with grants totalling nearly $1.7 million.

So, Ladies and Gentlemen, how has our company performed this past year?

It has performed solidly.

Profit has continued to grow.

We have a strong balance sheet.

Shareholders will benefit substantially from the Board’s decision to increase the ordinary dividend to a payout of 80%.

And, we intend to return an additional $1.5 billion in each of the next three years through a combination of special dividends and share buybacks.

These solid results have been achieved against considerable competitive, regulatory, technological, and commercial pressures.

It’s not going to get any easier.

We can expect our competitors to become even more aggressive.

We remain in a demanding regulatory environment.

Customers’ expectations continue to grow. They are more knowledgeable, experienced, and willing to change providers. We can’t presume customer loyalty. We have to give people good reasons to stay with Telstra. We have to earn their loyalty each and every day.

And new technology brings its own challenges - for instance, the implications for existing products of Internet Protocol Telephony and other new technologies.

Our over-arching challenge is to ensure that we meet what are often conflicting demands of greater efficiency, lower costs, new technologies, and increasing levels of customer service and satisfaction.

Let me now turn to strategy.

I’m very confident that our strategic plan is the right one.

The plan sets out our corporate objectives for the next three years.

We will continue to focus on maximising performance across our portfolio of existing and new businesses.

We will invest in new platforms and technologies, while maintaining and optimising the performance and returns from existing products and networks.

Investment will align with the growth drivers of wireless, broadband, IP telephony, web and managed services, and it will support our commitment to continuous improvement in service delivery.

Board and management agree that the company’s focus should continue to be on existing Australian, New Zealand and Asian operations and providing global services to our transnational customers.

The Board continues to work closely with Ziggy and senior management to refine our strategy.

Telstra is on the verge of completing the move from Australia’s telecommunications monopoly to the provider of choice in a competitive customer driven market.

Service is how we will differentiate ourselves from our competitors and build credible relationships with our customers.

Service is how we improve our financial performance by making the customer experience a better one.

Service is how we improve our competitive position by ensuring that people deal with us and don’t go elsewhere.

Service is how we will deliver sustained value to shareholders.

Another key element of our strategic plan is our Capital management programme

Customer loyalty cannot be presumed nor can shareholder loyalty.

We well understand there are many alternatives for your investment. You need to be able to believe in the company’s future and be rewarded for your investment and your support.

When our 3-year capital management program is completed, we will have returned a further $4.5 billion to you or, if you started counting from last year, about $6 billion. You are benefiting from significant growth in ordinary dividends and ongoing ‘special dividends’, as well as another share buy-back.

This year’s share buy-back is very similar in design to the one we conducted last year.

We urge all shareholders to seek your own financial advice if you require assistance on the important decision of whether or not to participate. The Board believes the buy-back is beneficial for all shareholders. For shareholders who do participate, part of their buy-back proceeds will be treated as a fully-franked dividend. Those of you who don’t participate are expected to benefit from increased returns on equity and earnings per share.

So, in summary, your Company will be focusing on:

•	long term strategic thinking;

•	relentless customer focus;

•	competitive cost structures; and

•	excellent capital management.

Earlier, I mentioned my Telstra Country Wide experience.

Telstra established Country Wide 4 years ago in recognition of our need to have a more meaningful engagement with regional Australia. Our customers and our Company have benefited from the increased and focused management. We’ve seen a significant lift in service performance across Telstra Country Wide’s operations and we’re also hearing this from our customers.

Telstra Country Wide represents no less than a reinvigoration of our service organisation in regional Australia.

Sensis falls into the same category — a reinvention of a somewhat staid print directory business into a dynamic new online business with a very exciting future.

So, to conclude:

Be in no doubt that the future will be both challenging and demanding, but immense opportunities remain in telecommunications – and Telstra is going to pursue them vigorously.

Few communications companies have the capacity to meet the challenges and capture the opportunities.

We are the only provider that looks after all Australians, not just the more profitable segments – and this is an obligation we take very seriously.

We have a proven capacity not only to adapt to technological change, but to actively drive it so that the company, our customers and shareholders all benefit.

The industry has never been more competitive, but we are committed to delivering our strongest performance to date.

We will achieve this

•	by knowing exactly who and where our customers are;

•	by focusing on achievable, practical service improvements that will make a demonstrable difference for customers;

•	by maintaining a prudent and conservative approach to managing the business, though not at the expense of innovation and inventiveness; and

•	by striving to deliver solid returns to shareholders.

Thank you all for listening and for your continued support of Telstra.

I would now like to welcome our Chief Executive Officer, Ziggy Switkowski.

TELSTRA ANNUAL GENERAL MEETING 2004

DR ZIGGY SWITKOWSKI, CHIEF EXECUTIVE OFFICER, ADDRESS TO SHAREHOLDERS

Thank you Chairman.

Good morning, ladies and gentlemen.

The business of Telstra sees more than forty thousand dedicated Telstra staff coming to work every day determined to serve our ten million customers efficiently and helpfully, leaving them satisfied with the way we meet their needs.

It further involves delivering products and services profitably, where technology is moving quickly, competition is fierce, the rules of the market are heavily regulated, and customers increasingly more demanding of quality and value.

So, the joint themes of my report to you today are constancy of purpose and steadiness of performance by Telstra.

Let me start by picking up where the Chairman left off.

Our drive for improved service remains our number one priority.

While our customer service results have improved considerably, there is still some distance between where we are today, and flawless performance.

But we are bridging the gap by :

•	upgrading our networks and reducing fault incidence;

•	putting more trained people into our call centres which deal directly with customers;

•	improving our technology of voice recognition and call direction;

•	upskilling our people to be specialists in our ‘new wave’ offerings in broadband, wireless and the internet;

•	getting customer appointments right, and reducing our response times and queue lengths, and

•	making increased efforts to meet the special needs of our customers who live or work outside the main metropolitan markets in regional and rural Australia.

These steps are making a difference to our staff, to our customers, and to your company.

We understand clearly the equation where improved service produces more satisfied customers and better business results, which then deliver better outcomes for our shareholders — and we will work hard to get that equation right.

Highlights of 03/04

Let me turn to the highlights of this past year.

The industry has resumed a more normal character after the upheavals of recent years. That doesn’t mean new technologies and companies and programs don’t sometimes still burst on the scene — some with more success and longevity than others. But the overall industry is growing robustly and in a healthy way.

Telstra continues to shape the future by our initiatives such as :

•	the stimulation of the broadband market earlier this year with innovative pricing offers for high speed residential access to the internet;

•	the formation of an infrastructure sharing Joint Venture with Hutchison that will see Telstra introduce its 3G mobile offering during 2005;

•	the announcement which paves the way to bring internet telephony into the home from Telstra;

•	the availability of digital entertainment from Foxtel launching an era of exciting multichannel interactive entertainment;

•	important acquisitions -

—	the Trading Post which extends Sensis into classified advertising and online availability;

—	KAZ Computers as Information Technology and Telecommunications converge for our corporate and small business customers; and

•	endorsement by the Telstra Board of a capital management strategy aimed at returning to shareholders the free cash flows that our businesses continue to produce with a constancy that shareholders can bank on.

We continue to give effect to our vision as connecting Australia to the Future, and operating as a full service integrated telecommunications company from which customers should expect to get every communication need satisfied affordably and efficiently.

Financial Performance

We reported our record net profit of $4.1billion on revenues of $21billion.

We ended the year in excellent financial shape. Free cash flows, to support the Board’s capital management program, are strong, having lifted 20% last year; and our return on shareholder funds has increased.

Our credit rating at A+ is both strong and appropriate to this stage of the Company’s development.

At last year’s AGM, I made the point that it was not acceptable that Telstra should be expected to concede market share year in year out. From 100% of the market in 1990, we now account for near 60% of the total Australian telecommunications spend, but in important segments our share is lower still.

I said that we would stiffen our defences and recover our positions in key markets over the next couple of years, and return to industry growth rates between 4-5% during 2006.

We are now on that trajectory. The last three quarters have seen our domestic revenues lift by 3% or more, and in the crucial businesses of mobiles and broadband, our market shares are at least holding.

Our revenue growth goal requires us to pay simultaneous attention to margins. As always, this translates into continuing attention to costs throughout the company. This is a familiar challenge to us — something Telstra has been managing well for more than 10 years.

As promised, we will take out $800m of annual costs from our fixed cost base, and use part of that to reinvest in new products and improved service. That formula will see revenues lift profitably and provide the room for Telstra to either lead, or react, to technological or competitive changes in our marketplace.

Current industry dynamics

Let me take a moment to interpret the various changes occurring around us in this industry and business.

Australians are now using nearly 17 million mobile phones, in a population approaching 21 million people. Uptake of new phones by all sections of the community continues.

Virtually every household and business maintains a fixed phone still, but voice calling patterns are slowly shifting to wireless calls.

More than half of all households, and virtually all businesses, have an internet connection. One in six households now have a high speed broadband link.

Progressively the technology will enable calls to be made over the internet via broadband connections.

If we thought that the surge of interest in the internet in the late nineties, followed by the dotcom crash of 2000, might have moderated the importance of this new IP environment, we were wrong. We are much nearer the start than the finish of the internet era.

The volume of internet traffic over Telstra’s domestic and international networks is surging with broadband usage. Videoconferencing, music downloads, peer to peer file sharing, movies on demand are all becoming huge drivers of traffic.

Voice call volumes — adding both fixed and wireless — continue to grow slowly - but each of you will have observed the ever-increasing use of SMS text messaging (especially among the young) as well as email, as supplements to the traditional forms of staying in touch.

So what are the implications for Telstra?

We have invested in two excellent wireless networks with the capability to deliver an increasingly rich array of non voice services.

We have provisioned our fixed networks for broadband and recently announced connecting our one millionth customer to use our broadband network.

We have defined our near term plans to introduce internet telephony to Australian homes next year.

We continue to spend about $3billion every year on network improvements, new technologies, computer systems etc as well as improving our reach to Australians remote from major population centres.

We have access to a wide range of applications and content across your company - Foxtel, Sensis, BigPond and Mobiles.

In fact, as these products are launched in the year ahead, the richness of our offerings could surprise many of our observers.

For example, within a few weeks, we will be making iMode products available to our mobile customers with scores of relevant, interesting new services delivered to your mobile phone.

On the state of competition in our market, I’ve described it previously as ‘ white hot’. Every day reveals new promotions and lower prices for mobile and broadband services.

The Christmas season ahead promises to be great for consumers, and very demanding for service providers such as Telstra, But probably even more so for our competitors.

We will not be taking a step backwards in striving to win in the market place and being innovative, creative and competitive in all our dealings with customers.

Shareholder Value

I expect we will get questions from shareholders about the Telstra shareprice and its future trends.

I can’t speak to the shareprice itself, but can comment on the contributions management can make to help underpin the market’s valuations of Telstra.

Our strategy to improve shareholder value rests upon:

•	Execution of a consistent strategy targeted at the domestic market, pivoting around improved service and thoughtful, timely investment in emerging technologies;

•	Successful implementation of this strategy will drive profitable revenue growth especially in new generation services. We have an obligation to run this company for today’s shareholders, tomorrow’s generation of users (ie, your children and grandchildren), and for the overall competitiveness of our institutions and national economy. Success will be seen through our market shares and delivery of relevant innovative products — themes to which management is committed.

•	Financial performance does not stop with revenues. We continue to have a focus on costs, margins and therefore, EBIT. We have set ourselves demanding goals for the year ahead on top of the solid results achieved last year.

•	All the above will generate free cash flow growth sufficient for the Board to continue its active capital management program to reward shareholders with dependable and attractive rates of return on their Telstra investment, as emphasized by the Chairman in his speech.

The combination of these components should provide the Market with growing confidence in the valuation of Telstra.

Conclusion

We approach the next two years with a mixture of realism and cautious optimism.

No company has better assets, more skilled or dedicated people, or financial resources, to thrive in the environment ahead.

But in an environment with T3 on the horizon, important regulatory decisions ahead, and aggressive competitive tactics, little can be taken for granted.

Telstra expects to navigate these times successfully. Certainly management and staff of your Company will do all in our power to ensure success.

In conclusion, may I thank all shareholders for your support of the Company.

In particular, I would like to acknowledge all Telstra staff and my Leadership team for their contributions. The controversy and criticism that sometimes swirls around Telstra should never be interpreted as a reflection of our people whose commitment, loyalty and dedication to your interests every day is simply outstanding.

Along with the Board and my team, I lead this Company with a sense of pride in our people, humility in the important mission required of Telstra, and resolve to succeed on behalf of all our constituencies.

Thank you.

28 October 2004	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Results of Annual General Meeting

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, I advise that the following resolutions were passed by the required majority at the Telstra Corporation Limited 2004 Annual General Meeting:

1: Election and re-election of directors

The following persons were re-elected:

1.	Mr Charles Macek	Passed by Poll

2.	Ms Belinda Hutchinson	Passed by Poll

The proxy and poll position and media release are attached.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

RESULTS OF MEETING	TELSTRA CORPORATION LIMITED ANNUAL GENERAL MEETING Thursday, October 28 2004

     As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of each resolution on the agenda.

						Manner in which votes were cast in person
		Manner in Which the securityholder directed the proxy vote:				or by proxy on a Poll (Where Applicable)
		votes	votes	votes	votes
Resolution	TOTAL	“for”	“against”	“abstain”**	“discretionary”	“for”	“against”	“abstain”**
3A — ’TO ELECT LEONARD COOPER’	1,795,380,513	334,845,718	1,370,640,361	123,423,987	89,894,434	336,581,432	7,906,674,993	123,601,795
3B — ’TO RE-ELECT CHARLES MACEK’	1,958,090,608	1,588,582,848	279,654,626	68,408,756	89,853,134	8,126,154,986	279,915,263	68,474,656
3C — ’TO ELECT PAUL HIGGINS’	1,806,194,065	142,027,339	1,574,251,905	110,994,577	89,914,821	143,681,325	8,110,303,280	111,158,812
3D — ’TO ELECT MERVYN VOGT’	1,798,780,450	119,584,933	1,589,255,900	111,808,750	89,939,617	120,915,586	8,125,629,110	112,028,160

** — Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

This report was produced from the ASX Perpetual Registrars — Meetings Database

RESULTS OF MEETING	TELSTRA CORPORATION LIMITED ANNUAL GENERAL MEETING Thursday, October 28 2004

     As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in Which the securityholder directed the proxy vote:				Manner in which votes were cast in person or by proxy on a Poll (Where Applicable)
		votes	votes	votes	votes
Resolution	TOTAL	“for”	“against”	“abstain”**	“discretionary”	“for”	“against”	“abstain”**
3E — ’TO ELECT ANGE KENOS’	1,828,249,777	247,871,984	1,490,433,973	84,692,591	89,943,820	249,433,697	8,026,515,363	84,919,314
3F — ’TO RE-ELECT BELINDA HUTCHINSON’	1,883,264,680	1,528,137,221	265,249,800	147,160,439	89,877,659	8,065,166,670	266,177,666	147,181,939
3G — ’TO ELECT MEGAN CORNELIUS’	1,744,915,671	272,399,780	1,382,596,251	170,674,679	89,919,640	274,200,010	7,918,535,564	170,821,834

** — Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

This report was produced from the ASX Perpetual Registrars — Meetings Database

Media Release

28 October, 2004	360/2004

Telstra AGM election results

Today about 900 Telstra shareholders and 100 guests attended the Annual General Meeting (AGM) held at the Melbourne Convention Centre, Victoria.

Two directors, Ms Belinda Hutchinson and Mr Charles Macek, retired by rotation and were re-elected to the Telstra Board of Directors. The other candidates standing for election to the Board were not elected.

Mr Sam Chisholm retired at the AGM and did not offer himself for re-election.

The results of the voting for item three, election and re-election of directors put before the Annual General Meeting, were as follows:

Mr Leonard Cooper
Votes cast in favour: 336,581,432
Votes cast against: 7,906,674,993
Abstentions (to the extent determinable): 123,601,795

Mr Charles Macek
Votes cast in favour: 8,126,154,986
Votes cast against: 279,915,263
Abstentions (to the extent determinable): 68,474,656

Mr Paul Higgins
Votes cast in favour: 143,681,325
Votes cast against: 8,110,303,280
Abstentions (to the extent determinable): 111,815,812

Mr Mervyn Vogt
Votes cast in favour: 120,915,586
Votes cast against: 8,125,629,110
Abstentions (to the extent determinable): 112,028,160

Mr Ange Kenos
Votes cast in favour: 249,433,697
Votes cast against: 8,026,515,363
Abstentions (to the extent determinable): 84,919,314

1

Ms Belinda Hutchinson
Votes cast in favour: 8,065,166,670
Votes cast against: 266,177,666
Abstentions (to the extent determinable): 147,181,939

Ms Megan Cornelius
Votes cast in favour: 274,200,010
Votes cast against: 7,918,535,564
Abstentions (to the extent determinable): 170,821,834

Telstra will also pay its final ordinary dividend of 13 cents per share for the 2003/04 financial year to Telstra’s 1.7 million shareholders tomorrow (29 October) bringing the total ordinary dividend declared for the financial year 2003/04 to 26 cents, a total of $3.283billion.

Media inquiries
Kerrina Lawrence
(03) 9634 5611
0419 352 313

Telstra’s national media inquiry line is 13 1639 and the Telstra Newsroom is located at: www.telstra.com.au/newsroom http://www.telstra.com.au/newsroom

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 31 October 2004